Interactive Intelligence

2001 Annual Report

Powering the World of Business Interaction

Solid Platform.
Solid Foundation.
Solid Vision.

To Our Stockholders:

Describing the technology industry in 2001 has come down to a single word—"challenging." There's more to the story, however. Even though our industry, economy, nation and world suffered last year, Interactive Intelligence demonstrated resourcefulness and perseverance. In fact, we ended the year in a stronger position than when we began it.

We did so first with a continued focus on Research and Development, which not only produced significant enhancements to our existing award-winning products, but also allowed us to introduce exciting new solutions for wireless application development and unified communications. These new products position us well for entry into the vast market for enterprise software.

We did so by strengthening an already formidable distribution channel, adding major new resellers around the globe, including Sprint. We executed highly targeted sales and marketing campaigns that helped us grow our customer base to close to a thousand and notch wins at large corporations such as Eli Lilly and PeopleSoft.

And we made Interactive Intelligence a stronger company financially by reducing operating costs and building reserves. These measures enabled us to stay the course to growth and profitability as we increased annual revenues 30 percent over 2000, exceeded the $50 million mark, and even ended up with more cash than we began the year with.

The Interactive Economy


INTERACTIVE
INTELLIGENCE

The result? A more durable foundation that gives us greater prospects than ever. A foundation so solid that even conservative industry analyst Gartner Group now lists us as a visionary company with the ability to execute. A foundation made possible by the tremendous hard work and perseverance of the Interactive Intelligence team of which we're proud—and for which we're thankful.

Technology for an Interactive Economy

In 1997 we launched an exciting new technology that revolutionized the communications industry. Today, it still is. With a noticeably enhanced version in 2001 of our *Interaction Center Platform*—the underlying event-processing engine that powers a full suite of multi-channel interaction management software products—we were able to make this robust platform technology more functional, more scalable, and more reliable than ever.

To meet demands of the evolving Interactive Economy, our intensified R&D efforts led to greater e-mail and Internet functionality for e-commerce. New features for text chat, Web collaboration, and agent-customer synchronization are courtesy of an all-new chat engine and more scalable Web services component. Knowledge management and automated e-mail response come from our now integrated *e-FAQ* application. And IVR functionality has been improved with speech recognition, Text-to-Speech, and sophisticated multi-lingual capabilities.

For contact centers our *Interaction Dialer* application was enhanced to provide even more control over the outbound predictive dialing process, including more efficient multi-site campaign management for distributed organizations. To offer more comprehensive customer service features, we developed application connectors for CRM solutions from industry leaders including PeopleSoft and Siebel. Additional R&D efforts in 2001 focused on the transition from the time division multiplex (TDM) architecture to *converged* voice over IP (VoIP) networks. By augmenting our TDM platform's capabilities with built-in support for Session Initiation Protocol (SIP)—the emerging standard for voice over IP—organizations can now more easily move to VoIP and capitalize on new SIP capabilities in the Microsoft Windows XP and Windows .NET Server operating systems.


IVR
Predictive Dialing
Interaction Management
Knowledge Management
Interaction Center Platform
Wireless Communications
Unified Communications
Contact Center

Also knowing that speed and scalability are always crucial, we made dramatic improvements in the performance of the Interaction Center Platform. Essentially, we did away with the Java virtual machine in our Interaction Processor and took a faster C++ approach to event processing. Now able to run up to 5,000 concurrent tasks, this step alone yielded an astounding *400 percent* increase in our products' multi-channel processing capacity! Other improvements came from adding support for H.100 TDM bus, which enables our platform to handle more phones and phone lines than ever before.

> **"Interactive Intelligence has made tremendous progress in the last year and is increasingly challenging [illegible]"**
>
> ***—Gartner Group, August 2001***

New Products

Two enterprise products released in 2001 are already defining a new trend for "anytime, anywhere" communications. *Communité* is a customizable unified communications solution that combines unified messaging—voice mail, e-mail and faxes in one system—with presence management and advanced features such as find me/follow me. Targeted at a market that Gartner predicts will grow 49.7 percent by 2005 with sales of more than $2 billion, the Communité software also maximizes our platform's scalability with an LDAP directory structure that can support from hundreds of users to tens of thousands of users.

On the wireless frontier, *Mobilité* is our new server-based solution for the development and deployment of wireless business applications. Unlike simple consumer applications for stock tickers or weather reports, Mobilité gives an organization the ability to develop and deploy its own "Business Class" wireless applications for growing mobile workforces equipped with BlackBerry, Palm Pilot, and Pocket PC devices. According to forecasts from IDC, this market will reach sales of more than 64 million devices and $26 billion by 2004.

Along with Mobilité and Communité in 2001, we neared final development of our new *Vocalité* IVR application, made available as scheduled in Q1 2002. New TAPI versions of our *Customer Interaction Center* (CIC) and *Enterprise Interaction Center* (EIC) were also released for integration with the Cisco AAVID IP switching platform.

New Markets

Research concluded in 2001 told us that vertical markets for finance, retail, manufacturing, education, the automotive industry, government, healthcare, and insurance have the same interaction management needs as contact centers and customer-oriented enterprises. With a push toward these new verticals in 2001, we began work with Indiana University to implement Communité as a campus-wide unified communications solution for staff as well as students. We worked with eGM, the e-commerce subsidiary of General Motors, to explore EIC implementations in GM dealerships around the country. We continue to work with St. Vincent's Hospitals to enhance healthcare-based contact center and customer service operations. Abroad, Universatile Net Centres Ltd., an outsourced contact center based on the Leeds University campus in the UK, completed deployment in 2001 of CIC.

Looking forward, we established new channels and positioned strategic partners and sales teams to maximize our opportunities in virtually all market sectors, including our new Enterprise Sales Group to market Communité and Mobilité to large organizations. We also strengthened our presence in mid-sized enterprise and contact center markets through our existing association with BellSouth and new national partner agreements with Sprint and NEC BNS. These and similar joint ventures will continue to increase our presence in markets worldwide.

Solid Platform...Seamless Migration


Interaction Center Platform
Customer Interaction Center
Interaction Dialer
Interaction Recorder
e-FAQ
Enterprise Interaction Center
Communité
Mobilité
Vocalité

Solid Platform

Throughout 2001 we focused our marketing efforts on the Interaction Center Platform technology behind our interaction management software products. The results? Customers, partners, and industry analysts saw a clear picture of this proven technological "foundation," and how the strength of our technology provides an equally strong groundwork for growing businesses. They also gained a better sense of how virtually any organization can benefit from our suite of Interaction Center Platform-based product solutions.

From Vocalité's IVR as a point solution, start-ups can affordably graduate to EIC and e-FAQ for knowledge management and exposure on the Web. They can then easily move to CIC and Interaction Dialer for a new contact center, high volumes of blended interactions, and predictive dialer call campaigns. Along the way, an organization might need to increase efficiency with Communité's unified communications, and mobile worker productivity with Mobilité's wireless applications. Which all comes down to one incredible and very solid platform.

Solid Vision

Businesses have always favored investing in technology that offers them vision. They also demand that products be capable of evolving as business conditions change. In other words, they want solutions that not only meet today's needs but tomorrow's challenges. Since 1994 Interactive Intelligence has been thinking ahead, designing products that anticipate advancements in technology and changes in business practices. By designing a suite of products built atop an elegant software platform, Interactive Intelligence has been able to make life simpler and more profitable for its customers. That software platform and the company itself are stronger than ever. As we look forward to 2002 and beyond, we believe that our steadfast devotion to software engineering excellence and visionary thinking will serve us, our customers, and our shareholders extremely well indeed.

Donald E. Brown

Donald E. Brown, M.D.
President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 000-27385

INTERACTIVE INTELLIGENCE, INC.
(Exact name of registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation or organization)	35-1933097 (IRS Employer Identification No.)

8909 Purdue Road
Suite 300
Indianapolis, Indiana 46268
(Address of principal executive offices)

(317) 872-3000
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of class)

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

As of March 15, 2002 there were 15,352,182 shares outstanding of the registrant's common stock, $0.01 par value. As of that date, the aggregate market value of voting stock held by non-affiliates of the registrant was approximately $31,535,180 assuming solely for the purposes of this calculation that all Directors and executive officers of the registrant are "affiliates".

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2002 Annual Meeting of Shareholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I.

Item 1. Business.

We are a leading provider of software that manages a broad range of customer interactions including traditional telephone calls and faxes as well as Internet-based interactions such as e-mail, text chat, Web callback requests and voice over Net calls. We sell our products into three distinct markets—call (or contact) centers, enterprises and service providers. Using our software, our end-user customers are able to replace a variety of traditional devices such as private branch exchange devices or PBXs, interactive voice response systems or IVRs, automatic call distributors or ACDs, voice mail systems, fax servers, call recorders and computer telephony integration or CTI middleware. In addition, we recently released a product that allows organizations to quickly develop applications for wireless devices such as personal digital assistants and digital cell phones. We began licensing our products in 1997 and have grown our revenues from $1.6 million in 1997 to $9.0 million in 1998, $19.1 million in 1999, $38.6 million in 2000, and $50.1 million in 2001. However, we cannot assure you that our revenues will continue to grow at such rates or at all in the future.

We believe that our products provide our end-user customers with integrated, software-based interaction management solutions that have several advantages over traditional communications devices, including:

- greater ability to utilize the Internet for e-commerce and customer service;
- broader range of functions than can typically be found in traditional systems;
- reduced need to integrate disparate technologies and the elimination of costly CTI middleware;
- open architecture and better compatibility with leading e-mail systems, Web servers and customer relationship management, or CRM, applications;
- lower total cost of ownership; and
- greater ability to customize communications to meet specific needs.

We have licensed our products to over 900 end-user customers, including Abbott Laboratories, American Family Insurance Group, Blue Cross/ Blue Shield of Rochester, Citizens Gas and Coke Utility, Cox Enterprises, Inc., Eli Lilly and Company., E.piphany, Inc., Kohl's Corporation, Marathon Ashland Petroleum, LLC, Motorola Employee Credit Union, Peoplesoft, Inc., Sabre, Inc., Union Planter's Bank., and Wal-Mart Stores, Inc. We market our software products and services through an extensive distribution network consisting of over 140 independent resellers located primarily in North America, Europe and the Asia/Pacific region. Our resellers range from relatively small, local organizations to large regional and international firms, such as Bell South Communication Systems, Inc., Deutsche Telekom, NEC, KPN Telecom B.V. and Sprint. We also provide our end-user customers and resellers with a variety of related services.

We are an Indiana corporation formed in 1994, and we maintain our executive offices in Indianapolis, Indiana.

Industry Overview

The continued growth of Internet-based commerce is causing many organizations to investigate interaction management technology as a means of gaining a competitive advantage, increasing efficiency and providing better service. As a result, the communications industry is experiencing significantly new interaction management demands from these organizations. We believe we are well positioned to take advantage of the following major trends affecting interaction management within many industries:

Growth of Internet-based interactions

In addition to more traditional communications media such as telephone, fax and voice mail, the growth of the Internet has expanded the number and complexity of communications media to include e-mail, Internet chat sessions, Web callback requests and voice over Net calls. Enterprises are increasingly utilizing the Internet as an important channel for sales, distribution and customer service. Because of their reliance on the Internet, these enterprises generally require more than simple dial tone and voice mail from their communications infrastructure. These organizations are rapidly deploying e-mail management and Web collaboration products in order to provide advanced Web-based customer service. Additionally, most enterprises currently interact through these media using separate devices, resulting in inefficient communication. These circumstances are forcing organizations to re-evaluate their systems in order to address the requirements of a more complex communications environment.

Convergence of Voice and Data

Voice traffic is increasingly moving from traditional, circuit-switched networks and devices to networks and devices based on the popular TCP/IP protocol. This transition is referred to as the voice over IP, or VoIP, movement. Traditional PBXs are being replaced by so-called "softswitches" from vendors such as Cisco Systems, Inc., 3Com Corporation, and many others. This transition is causing many organizations to look for application platforms that can work effectively with these new IP-based systems in order to provide a wide range of communication services.

Acceptance of customer relationship management (CRM)

Many businesses are purchasing and deploying software systems for customer relationship management, or CRM. These systems allow businesses to better track and understand their customers. CRM systems must often be integrated with communications systems in order to effectively monitor customer interactions and provide real-time information to employees. With more customer interactions arriving by means of the Internet, existing products that integrate CRM with traditional communications systems are no longer sufficient. A broad new class of interaction management software has recently emerged to consolidate the processing of all customer interactions regardless of media type to provide integration with leading CRM products.

Growth of call (contact) centers

In an increasingly competitive environment, businesses are attempting to differentiate themselves with their customer service and support. They are also trying to improve the level of service they offer over the Internet. To consolidate customer contact points and focus on customer service, organizations frequently implement formal call (contact) centers, which are designed to meet voice-based and Internet-based customer interactions. Putting a call (contact) center into place often requires organizations to purchase several different communications devices to simply handle voice-based interactions, such as a private branch exchange or PBX, an interactive voice response or IVR system, an automatic call distributor or ACD, a predictive dialer and a call logger, and then spend time and money attempting to integrate these disparate devices.

Increasing need to integrate telecommunications and information systems

Historically, telecommunications systems and information systems have been separate and distinct. To more effectively and efficiently interact, both internally and externally, we believe that enterprises need to seamlessly access and utilize these two systems. Products, often referred to as middleware, have been designed to integrate various types of telecommunications devices with information technology. For example, an application called screen pop makes a window pop up on an agent's monitor with information about a call at about the same time that the agent's telephone or headset begins to ring. This allows the agent to see all the information necessary to assist the customer. With middleware, even simple applications, such as screen pop, are often difficult and expensive to implement.

We believe that the traditional approach of using middleware software products to integrate communications and information systems suffers from a number of fundamental problems. Implementing this type of solution is both expensive and time consuming, and the total cost of ownership over time is high due to the multiple points of configuration, administration and maintenance. Modification and management of a traditional integrated infrastructure are also difficult since each device is configured independently by different vendors. For instance, hiring a new agent may require configuring a new extension in the PBX, defining a new mail box in the voice mail system and creating a new agent entry in the ACD. This process is expensive, time consuming, and may even result in information being lost or inconsistently entered into each device. We also believe that this traditional multi-device approach will make it more difficult for enterprises to interact over the Internet and will require additional devices and more integration, further complicating the current situation.

Entrance of new service providers

For years, the regional Bell operating companies and other telephone companies have provided voice mail, caller ID and other communications services to consumers and small businesses. The Telecommunications Act of 1996 deregulated many aspects of the communications market and, as a result, a number of different types of communication service providers emerged, including local exchange carriers, cable companies, Internet service providers and wireless companies.

Generally, these organizations provide some sort of communications connection into homes and businesses that they charge for on a regular basis. As the price for connectivity declines rapidly, we believe that these organizations may want to differentiate their offerings based on the enhanced services they can provide. Examples of these services include unified messaging, fax, interactive voice response, speech recognition, paging, conferencing, phone numbers that follow the recipient of the call, and appointment scheduling. We also expect service providers to implement Web-based services such as Web callback, Internet chat sessions and voice over Net.

Traditionally, providing a wide range of voice and data interaction services required service providers to interface different proprietary systems and incur significant integration fees. We believe this creates the need for a new platform for service providers that is flexible enough to deliver a variety of enhanced services under a common administration and design architecture, while at the same time lowering both the cost of entry and ongoing operation.

In our opinion, the traditional multi-device approach to communications and interaction by organizations is inadequate to address the needs created by these trends. We believe that the shortcomings of this approach create a significant opportunity for an interaction management solution based on standard hardware and software technology, such as a Windows® 2000 server, that enables organizations to efficiently and effectively interact with all of their constituents. We believe that we have developed such a solution.

Interactive Intelligence Solution

The Interactive Intelligence solution for call (contact) centers, enterprises and service providers is an open software platform that, when installed on a server running Windows® 2000, provides a comprehensive set of communications and interaction management services and requires little or no integration. Our Interaction Center Platform™ products are capable of processing thousands of interactions per hour, including telephone calls, e-mails, faxes, voice mail messages, Internet chat sessions, Web call-back requests and voice over Net calls.

We believe that the differentiating characteristics of the Interactive Intelligence solution enable our end-user customers to more effectively communicate and interact with their constituencies at a lower total cost of ownership than through the use of traditional computer telephony integration products. The strategic advantages of our single system approach are:

Greater ability to utilize the Internet. Our products allow organizations to offer Internet-based interaction options to their customers. These interaction options include e-mail, text chat, Web callback requests, and voice over Net calls. Such options are typically not available from traditional communications systems yet are critical for effective e-commerce and Web-based customer service.

Broader range of functions. Unlike traditional systems that require end-user customers to purchase separate products to attain broader functionality, our products offer a broad, integrated suite of communications features, including telephony, inbound and outbound fax, e-mail processing, automatic call distribution, interactive voice response, conferencing, call recording, call monitoring and text chat processing. Our products also include facilities that allow supervisors to obtain numerous reports and to view communications statistics in real time. We believe that, collectively, these capabilities allow our customers to improve customer service and increase internal efficiency.

Reduced need to integrate disparate technologies. Traditional communications systems generally require significant integration efforts to get their different components to work together effectively. This integration often involves the purchase of expensive hardware, middleware and services. Our products pre-assemble all of the necessary components into one software solution, allowing end-user customers to concentrate their efforts on improving business operations. Additionally, our products can be used to supplement the capabilities of a PBX to provide Web-based interaction management, unified messaging, IVR or departmental call (contact) center services.

Open architecture and better compatibility with leading technologies. Traditional telecommunications devices are based on proprietary, closed architecture, which often limits the end-user customer's ability to change or customize the products. Frequently, even simple changes such as adding a new employee or changing an employee's location require intervention by the vendor. Our products are built around industry standard hardware and software components such as Intel microprocessors and the Microsoft Windows® 2000 operating system. Our open architecture allows end-user customers to configure our system to meet their customized communications needs and to make hardware or software modifications as necessary. For example, if one of our end-user customers needs more space for voice mail recordings, it can simply purchase a larger disk drive on the open market. Our products also interoperate easily with popular information technology products, including:

- e-mail servers, including Microsoft® Exchange Server, Lotus® Notes, Novell® GroupWise® and iPlanet™ Messaging Server;
- database systems, including those from Oracle Corporation, Sybase, Inc., Microsoft Corporation and IBM Corporation;
- mainframe systems, including those that support 3270 and 5250 terminal emulation;
- Web servers, including those from Microsoft Corporation, Netscape Communications Corporation and Apache Digital Corporation;
- network management systems, including Hewlett-Packard Company's HP OpenView, Tivoli System Inc.'s NetView® and Computer Associates International, Inc.'s Unicenter TNG;

- customer relationship management (CRM) and enterprise resource planning (ERP) systems, including those from Siebel Systems, Inc., Peoplesoft, Inc., SAP Corporation, Peregrine Corporation, E.piphany, Inc., and Onyx Software Corporation; and
- enterprise directories, including Microsoft® Active Directory™, Novell® NDS® e-Directory™ and iPlanet™ Directory Server.

Lower total cost of ownership. We believe that our software solutions can result in a lower total cost of ownership in comparison to traditional communication systems with similar functionality, which typically consist of multiple, disparate add-on components. For example, our products' capabilities reside in a single Windows® 2000 server with a software interface designed for ease of use. As a result, all configuration and maintenance of our products are confined to a single system. This results in a lower total cost of ownership due to the reduced time and expense typically required to maintain a centralized software-based interaction management system.

Greater ability to customize communications to meet specific needs. While our products can be deployed quickly with minimal configuration, organizations can also customize many aspects of their communications processing using our graphical application generator, Interaction Designer™. This means that our products can serve as a platform upon which organizations can build highly tailored communications processes for their customers, employees or subscribers. It also means that end-user customers need to learn only a single tool in order to customize their dial plans, call distribution rules, interactive voice response menus, fax applications, Web services, voice mail systems and other communications applications.

Growth Strategy

Our primary business objective is to become the leading provider of interaction management software solutions that allow call (contact) centers, enterprises and service providers to automate virtually every aspect of their business communications. Our strategy for achieving this objective incorporates the following key elements:

Continue to expand our leading technology position. We have significant technical expertise in Internet, call (contact) center, telecommunications and software technologies. We intend to use our expertise to add new features to our products to increase their marketability in our three target markets. We are improving the ability of our current and future products to handle the needs of larger organizations. We are currently deploying a new version of our products that works effectively with the new H.100 standard. This new voice bus offers four times the capacity of the SC voice bus that we have used in the past. We believe this new version can meet the needs of call (contact) centers with up to 500 agents per site on a single server. Our new unified communications and wireless application development products are suitable for enterprises with tens of thousands of employees.

Operate across a range of hardware platforms including softswitches and legacy PBXs. We have designed our products to work well on several different hardware platforms, including voice processing boards from Dialogic Corporation (a subsidiary of Intel Corporation), or Aculab plc as well as small office PBXs from Vertical Networks, Inc. In addition, our software works with the Cisco AVVID voice over IP platform. We plan to work with vendors of legacy PBXs to enable our software to work with their circuit-switched devices as well. We believe that the ability of our products to run across a variety of voice switching platforms will provide investment protection to our end-user customers and increase our market.

Broaden our current product offerings. We plan to broaden our current product offerings by developing additional features and capabilities for our target markets. For the call (contact) center market, we are now testing a new version of our I3 Customer Interaction Center™, or CIC, that incorporates support for the Session Initiation Protocol or SIP that allows us to route voice calls over TCP/IP networks. We believe that this new version will allow our customers to more easily make the transition from legacy telecommunications to voice over IP. For enterprises, we are now testing a new version of our Communité™ unified communications product that includes new features including better scalability, user-definable distribution lists, and many others. Communité also includes multi-tenant capabilities for service providers.

Develop new products. We have recently introduced three new products targeted at the broad market for enterprise solutions—Communité™, Mobilité™, and Vocalité™. We believe that these products can meet the needs of even large organizations for unified communications, wireless application development, and speech-enabled interactive voice response, respectively. Communité™ makes use of Microsoft Active Directory and Exchange 2000 in order to handle large numbers of users for a universal inbox that places voice mail messages and faxes in corporate e-mail inboxes. Mobilité is a platform that allows organizations to build and deploy complex business applications that run on personal digital assistants or PDAs with wireless connectivity such as the Palm™ VII and 507 from Palm Corporation, the BlackBerry™ from Research In Motion Limited, and devices based on the Pocket PC platform from Microsoft Corporation. Mobilité™ is based on the same software platform as CIC, Enterprise Interaction Center®, or EIC, and Service Interaction Center™, or SIC, but adds extensions necessary to communicate with and control wireless devices. Vocalité combines the call processing, data access, and speech recognition capabilities of CIC into a stand-alone interactive voice response or IVR product suitable for both large and small applications.

Further expand our global distribution channel. We plan to further expand our existing distribution channel, which currently consists of over 140 resellers in more than 30 countries. Our expansion efforts include a significant focus on broadening our distribution channel in North America and we also plan to expand our distribution channel in Europe, the Asia/Pacific region, and Latin America. Currently, we have over 90 resellers and a 55-person field sales force that manages, supports and develops our distribution channel in North America and more than 50 resellers and a 25-person field sales force in Europe and the Asia/Pacific region. We have also signed a reseller in each of India, South Africa, Turkey, Egypt, and Central and South America. We intend to continue to broaden our geographic and market presence through our reseller coverage to enhance our market share position.

Develop our strategic business relationships. We have strategic relationships with both emerging and leading technology companies, including Aculab plc, Cisco Systems, Inc., Dialogic Corporation, Microsoft Corporation, Nuance Communications, Inc., and Talisma Corporation. As evidence of our commitment to growth, Microsoft Corporation recognized us in 1999 as the ninth fastest growing independent software vendor using Microsoft Windows®. In addition to these technical and marketing relationships, we are currently operating under strategic OEM agreements with Pivotal Corporation and Vertical Networks, Inc. Under the terms of these agreements, our OEM partners incorporate portions of our technology within their products. We are currently pursuing OEM relationships with network equipment vendors, developers of customer relationship management (CRM) software, and other high tech companies. We also intend to evaluate strategic acquisitions and investment opportunities for products and technologies to complement or extend our existing products, offer access to additional distribution channels or increase our customer base.

Products

We currently market and license:

- I3 Customer Interaction Center™ or CIC, our comprehensive interaction management solution for call (contact) centers;
- Enterprise Interaction Center® or EIC, our comprehensive interaction management solution for enterprises;
- Service Interaction Center™ or SIC, our interaction management platform for service providers;

- Interaction Recorder®, a complementary product that allows the user to easily log, record and retrieve any call;
- Interaction Dialer™, a predictive dialing product that is complementary to CIC;
- Interaction Director™, a pre and post-call routing product for multi-site call centers;
- e-FAQ™, an e-mail response management solution;
- Communité™, a unified communications product for enterprises;
- Mobilité ™, an application development and deployment product for wireless PDAs; and
- Vocalité™, a speech-enabled interactive voice response product.

I3 Customer Interaction Center™ or CIC

CIC turns a Windows® 2000 server containing the appropriate voice processing boards into a comprehensive interaction management solution. Customers connect their telephone trunk lines, handsets and headsets to the CIC server and gain an integrated communications system, capable of meeting an organization's specific interaction processing requirements. We allow our end-user customers to license all or some specific combinations of the features of CIC. CIC provides organizations with a broad array of communications and interaction processing capabilities, including:

- Telephone system—allows end-users to place and receive telephone calls just like a private branch exchange or PBX. Analog trunks and digital trunks, such as T1/E1, ISDN and PRI, from the telephone company can be connected to a CIC server as well as the twisted pair connections to desktop phones. In addition to basic hold and transfer operations, CIC provides text-to-speech, speech recognition and support for conference calls with up to 32 participants. CIC also includes support for Session Initiation Protocol or SIP, for integration with voice over IP or VoIP systems.
- Web services—allows organizations to queue and distribute incoming Internet text chats as they do with telephone calls. For example, while browsing a company's Web site, a potential customer can click a button and use text chat to pose a question to a call (contact) center agent. CIC also includes tools that allow organizations to process incoming e-mail messages, Web callback requests and voice over Net calls.
- Unified messaging—stores voice mail messages and faxes in electronic mailboxes, from which end-users can retrieve them by phone, desktop computer or remotely over the Internet.
- Fax server—provides inbound and outbound fax services for the entire organization. Automatically detects incoming fax calls and includes support for fax broadcast, fax on demand, optical character recognition and other fax applications.
- Auto attendant—allows callers to locate specific individuals and departments and direct their own calls without involving receptionists.
- IVR or interactive voice response—allows organizations to create self-service applications that their customers can access from their touch-tone phones. These applications can read and update information stored in databases and mainframe systems to perform account lookups and other operations.
- Speech recognition capabilities.
- ACD or automatic call distributor—organizes incoming calls into queues and distributes them to agents as they become available. Calls can be distributed on a first-come, first-served basis or make use of more complex methods such as skills-based routing. For example, some organizations may wish to service calls from important customers before servicing other calls.

- Call recording—allows end-users to record their own calls and supervisors to record agent calls. CIC can also automatically record specified calls according to pre-defined rules—for example, every third call coming into a particular toll-free number or every call from a customer with a past-due balance.
- Graphical application generator—allows organizations to tailor CIC's call and interaction management functions to meet their specific needs and to integrate CIC into their information systems. CIC includes a graphical application generator called Interaction Designer™ that can be used to customize dial plans, call distribution rules, IVR scripts, fax services, Web interactions and other functions.

CIC also includes software that runs on desktop computers and provides individuals with the following capabilities:

- A software phone that allows individuals to visually manage calls from their desktop computer, including dialing, transferring, conferencing and recording. CIC includes both Win32 and Java versions to support a wide range of desktop operating systems.
- Complete remote agent support that allows remote employees to handle calls, receive screen pops, send faxes, access phone directories, and otherwise communicate just as if they were in the office.
- Clustering of multiple servers for automatic recovery from failures.
- On-screen company and department directories that allow individuals to quickly locate addresses, phone numbers and other employee information.
- Real-time in-out boards that display the status of other employees, such as on the phone, at lunch or in a meeting.
- Management windows that allow supervisors to record and monitor calls as well as view real-time information for every queue, line, user, workgroup and station.
- Desktop fax support that allows individuals to send and receive faxes from their desktop computers.
- Screen pops that allow CIC to activate a particular application, such as a customer relationship management program, whenever an incoming call arrives. The activated application can display all the call information collected by CIC and provide call handling options including hold, transfer and conference.
- Optical character recognition to automatically convert faxes into documents.
- Branch office connection that allows branch office employees to be a part of the headquarters telecommunication systems.

We have developed local language versions of CIC Version 2.1, our most recent version, for those countries that currently have localized language for Version 2.0, our prior version.

Enterprise Interaction Center® or EIC

EIC utilizes the same technology underlying CIC but in a formulation specifically targeted at e-businesses and general enterprises. It does not include the graphical application generator and advanced contact center features of CIC. Organizations can use EIC as their complete communications system, eliminating the need for separate phone systems, voice mail systems, fax servers, auto attendants, and other devices.

Service Interaction Center™ or SIC

SIC utilizes the same technology underlying CIC, but includes extensions designed specifically for service providers. In particular, SIC makes use of a large-scale [LDAP] directory to allow local phone companies, wireless communications companies, Internet service providers, and application service providers to offer a wide range of voice and data services to large numbers of subscribers. These services include unified messaging, one-number "follow me", call screening, call recording, and conference calling.

Interaction Recorder®

Interaction Recorder is a complementary product that enhances CIC's call recording capabilities by providing recording management for organizations, such as call (contact) centers and banks, that generate large numbers of recordings. First, Interaction Recorder logs complete information about every recording, such as customer name, account number and transactions selected, to a database. Next, it compresses recordings by 87.5% to reduce storage requirements. Interaction Recorder allows organizations to periodically archive groups of recordings onto compact discs or other media and provides a user interface from which supervisors and other employees can later search for particular recordings and access them at any time.

Interaction Dialer™

Interaction Dialer™ is a predictive dialing product that is complementary to CIC. Predictive dialing is the process of automatically making outbound calls to a list of phone numbers and quickly connecting to call (contact) center agents any calls answered by a person. We developed Interaction Dialer™ to provide call list management and answering machine detection. We have created a sophisticated predictive algorithm that decides exactly how many calls to place and when to make them in order to maximize the probability that an agent will be available when a person answers a call.

Interaction Dialer™ builds entirely upon CIC's facilities for automatic call distribution, reporting and supervision, giving it blended capabilities for call (contact) centers wishing to use agents for both inbound and outbound call processing. A client-side component allows end-user customers to create visual call flow scripts using any Web page editor. When an outbound call connects to an agent, Interaction Dialer™ automatically pops a script that can display customer information and lead the agent through the current call.

Interaction Director™

Interaction Director™ provides pre and post-call routing across sites for multi-site call (contact) centers. Given a data connection to the CIC server at each call (contact) center, Interaction Director™ builds an in-memory database of near real-time information, including current expected hold times at each site, queue lengths, number of agents available and specific skills available. It then distributes incoming calls based on this information and customized routing rules.

Pre-call routing is the process of looking at a call while it is still in the public switched telephone network and deciding to which location it should be sent. Interaction Director™ currently supports the signaling system 7 or SS7 protocol and can thus be notified about new calls before they leave the telephone network. Interaction Director™ can examine specific information about a call and then use the up-to-date information in the in-memory database to decide to which site to route the call. Once it has chosen a destination site, Interaction Director™ signals its choice back to the telephone network. Pre-call routing allows calls to be distributed efficiently across a collection of sites and helps make effective use of agent resources. It also allows multi-site organizations to provide superior customer service by minimizing wait times and making sure that calls are routed to the sites best able to handle them. As an example, Interaction Director™ could route calls from Spanish speaking customers to a site with Spanish speaking agents. The end-user customer can create the logic that determines where a given call is routed by using

Interaction Designer®. AT&T Corporation has tested Interaction Director™ and determined that it is interoperable with AT&T's Intelligent Call Processing Service, which utilizes SS7. We have also added support for MCI WorldCom Inc. and are now working with other carriers.

In addition to pre-call routing, Interaction Director™ also supports post-call routing, which routes a call to another location after it has already been delivered to a particular call (contact) center. For example, after a caller has been on hold for more than a specified period of time, the end-user customer could configure its CIC system to ask Interaction Director™ if another site would be able to handle the call sooner. If so, the CIC system could then transfer the call to that other location.

e-FAQ™

e-FAQ™ allows organizations to quickly and easily make use of knowledge in the form of "Frequently Asked Questions" (FAQs) to automatically service incoming e-mail messages. The product uses advanced artificial intelligence and linguistic techniques to examine e-mail inquiries, look for matches in a database of frequently asked questions, and automatically respond if an appropriate match is found. e-FAQ™ also allows employees to add knowledge by simply e-mailing common questions and related answers to a designated mailbox.

Communité™

Communité™ is a replacement for legacy voice mail systems. It integrates with corporate e-mail systems such as Microsoft® Exchange 2000 to place voice mail messages and faxes into end-user e-mail inboxes. In this way, end-users can access all types of messages from a single location. End-users can access their messages by means of an e-mail client such as Microsoft® Outlook, a Web browser, or a touch-tone phone. In addition to these unified messaging capabilities, Communité™ provides one-number "follow me" features, call recording, and other personal communication management features.

Mobilité™

Mobilité™ is a platform for the rapid development and deployment of business applications that run on wireless PDAs such as RIM Blackberries, Palms, and Pocket PC devices. Mobilité™ includes an engine that runs on the end-user PDA™ and an application server. Graphical tools allow developers to design the user interface and application flow. The Mobilité™ server can access databases, mainframes, e-mail systems, [LDAP]directories, Web services, and other corporate information technology assets. In addition, it can generate phone calls and otherwise integrate with PBXs and VoIP systems from vendors such as Cisco Systems, Inc. Mobilité™ applications can be deployed on any supported wireless device and are fully encrypted for end-to-end security. Applications can be updated at any time and updates are automatically distributed to end-users whenever they run an application, eliminating version control and software distribution problems.

Vocalité™

Vocalité™ is a speech-enabled interactive voice response or IVR system. The software leverages the capabilities of the Interaction Center Platform underlying all Interactive Intelligence products to allow organizations to create a variety of self-service applications. Callers can make use of touch-tones or spoken responses to navigate menus and perform transactions. Applications can access databases, mainframes, e-mail systems, [LDAP] directories, Web services, and other information sources. A graphical application generator allows developers to quickly create and modify IVR applications. Applications can be deployed without taking the server out of production and can run on multiple servers for scalability and fault tolerance.

Technology

We have developed a number of innovative technologies that underlie our family of products, including:

Universal interaction engine. At the core of all Interactive Intelligence products is an event-processing engine that determines how different types of communications events are handled. This engine makes use of a state machine engine to dispatch events, such as incoming telephone calls, to software objects that process them. This approach allows us to handle large numbers of communications events under Windows® 2000. It also provides an architectural control point around which we can create new services.

Notifier messaging component. We have invented a sophisticated, publish-subscribe messaging component called Notifier which allows all the different portions of our products to communicate with each other using the TCP/IP protocol. Different subsystems and applications register with Notifier for events in which they are interested. As events flow through Notifier, it forwards them on to the interested parties. This approach is more efficient than simpler schemes which broadcast all events to all components. Our Notifier architecture works especially well in wide area networks where efficient use of bandwidth is critical. Notifier also allows components to be widely distributed and to run over any TCP/ IP connection, including the Internet. As a result, our software phone and end-user fax tools can be installed on a work-at-home agent's home computer and used over an Internet connection.

Graphical application generator. Underlying our entire suite of products is a single graphical application generator called Interaction Designer®. This development tool allows users to visually lay out logic that determines how different types of events are to be processed. Interaction Designer® includes a tool palette of over one hundred objects that can be dragged into a workspace and linked together. Once the handler for a particular event is complete, Interaction Designer® generates a binary state machine and executes it in the universal interaction engine. This means that organizations can change the ways in which different interactions are processed without restarting devices.

Graphical administrative console. A single graphical application called Interaction Administrator® can be used to configure many different aspects of our products. Supervisors can configure analog or digital telephone trunks, change user profiles, define queues, add skills and perform many other common administrative tasks from simple dialog boxes. Interaction Administrator® automatically sends out change notifications that are propagated via Notifier to the various components that comprise our products. Thus, when a new employee is added, his or her name automatically appears on agent and supervisor screens.

Database and mainframe connectivity. We have written software components that provide access to information stored in most common relational database systems, including those from Oracle Corporation, Sybase, Inc., Informix Corporation, Microsoft Corporation and IBM Corporation, and mainframe systems supporting 3270 and 5250 emulation. These software components use advanced techniques like connection caching to handle large numbers of transactions.

Programming interfaces. We have created interfaces that allow customers to integrate other software applications with CIC, EIC, and SIC. On the server side, we have DLL and TCP/IP socket-level interfaces that allow customers to add new functionality and to communicate with applications running on other systems. On the client side, we have both DDE and COM interfaces that make it possible to embed our capabilities into desktop applications.

Multi-site call routing and SS7 support. We have created software that allows us to communicate directly with public switched telephone networks using the SS7 protocol. This allows us to receive advance notification from the phone company of incoming calls and to tell the phone company where each call should be sent in a multi-site environment. This is especially important for call (contact) centers with multiple sites. If each site is running our CIC product and is connected to a wide area network, we can collect near real-time information, including number of calls in queue and number of agents available, and decide which site is best able to handle new incoming calls.

Research and Development

We believe that strong product development capabilities are essential to our strategy of building on our position as a technological leader in our industry, maintaining the competitiveness of our current products and adding new features, functions and products. Our product development team consists of professionals with expertise in software, telecommunications and computer hardware, many of whom have years of experience at industry leading companies in these segments, such as Microsoft Corporation, Lucent Technologies Inc. and Nortel Networks Corporation. We believe that this combination of diverse technical and communications expertise contributes to the highly integrated functionality of our software products and provides us with a competitive advantage.

Currently, we are both a Microsoft Certified Developer as well as a Microsoft Certified Solutions Provider. These designations give us early access to Microsoft technology, allowing us to develop products more quickly and make them interoperate more effectively with Microsoft products.

Research and development expenses were approximately $7.0 million in 1999, $10.8 million in 2000 and $15.6 million in 2001. Our research and development staff has grown from 27 employees as of December 31, 1997 to 134 employees as of December 31, 2001. We believe that investment in and an emphasis on research and development is important for us to maintain or enhance our competitive position in the industry.

Customer Services and Support

We recognize the importance of offering quality service and support to our resellers, OEM partners, and end-user customers. Therefore, we provide a wide range of services and support to all of these groups, including technical support for our products, educational services, and professional services for implementing and customizing our products. These services include the following:

Technical support services. Our support services staff provides technical support for both our resellers and end-user customers 24 hours a day, seven days a week via phone, fax, e-mail and our Web site. We have support personnel in Indianapolis, San Diego, France, and Australia. We utilize CIC, integrated with customer relationship management software, to maximize the effectiveness of our support services. Customer support services, along with product upgrades, are included in initial and ongoing maintenance. Initial software license fees generally include one year of maintenance. Generally, to continue using our software after this initial period, our end-user customers must purchase annual ongoing product maintenance.

Educational services. We place primary emphasis on providing a comprehensive technical and sales education program to our resellers, end user customers, and OEM partners. We have formal certification programs covering pre- and post-sales engineering, installation and trouble shooting, implementation and project management, system administration and application development. Several credits for our supplementary or advanced educational offerings are included in our annual reseller agreement and each subsequent annual renewal. For resellers, OEM partners, and end-user customers who would like additional supplementary or advanced training, we offer classes that we bill on a per class basis.

Professional services. Our professional services staff supplements the implementation and customization personnel of our resellers. We offer a wide range of professional services for our end-user customers, including project management, data systems integration and host connectivity. To further expedite their implementation projects, end-user customers and resellers can select from several pre-packaged fixed fee offerings. If desired, we also provide our professional services on a time and materials basis.

Sales and Marketing

We distribute our software products primarily through our network of resellers. We also maintain a field sales force to support our resellers, as well as engage in some direct sales efforts. In addition, we engage in a number of marketing activities to support our sales efforts. As of December 31, 2001, we employed 109 people in sales and marketing.

Resellers. We have a network of over 140 resellers that distribute our software products in North America, Europe, and the Asia/Pacific region. Our resellers have a presence in more than 30 countries and 30 states. We intend to continue to broaden our geographic and market presence through our reseller coverage in order to enhance our market share position.

OEM partners. We have five OEM partners who currently plan to incorporate or market portions of our software solutions in conjunction with their technology. These OEM partners currently plan to target both call (contact) center and enterprise prospects.

Sales force. To help our resellers and OEM partners be as productive as possible, we have developed a field sales force that manages, supports and assists in the development of our reseller network and reseller and OEM opportunities. Our North American field sales force also makes direct sales to end-user customers. In North America, our field sales force is located in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Minnesota, Missouri, New York, North Carolina, Ohio, South Carolina, Texas, Virginia, Washington and Wisconsin. Internationally, our field sales force is located in Australia, Canada, France, Germany, Japan, Korea, Malaysia, the Netherlands, Singapore, Sweden and the United Kingdom.

Marketing. Our marketing programs are designed to:

- build market awareness of our communications and interaction management software;
- generate qualified end-user customer leads; and
- establish end-user customer preference for our products.

To accomplish these goals, we engage in a variety of marketing activities, including seminars, tradeshows, direct mailings, public relations activities, advertisements and Web site marketing.

Customers

As of December 31, 2001, we had licensed our products to more than 900 end-user customers in North America, Europe, the Asia/Pacific region, Central and South America, and South Africa, including:

Abbott Laboratories
American Family Insurance Group
Bank of China
Blue Cross Blue Shield of Rochester
BMW Financial Services (Italy)
The Boeing Company
Bridgestone/Firestone Americas Holding, Inc.
The Christian Broadcasting Network
Citizens Gas and Coke Utility
Cox Enterprises, Inc.
Direct TV Latin America, LLC
Eli Lilly and Company
E.piphany
Kohl's Corporation
Leo Burnett Worldwide, LLC
Marathon Ashland Petroleum LLC
Motorola Employee Credit Union
Pacific Access
Peoplesoft, Inc.
Pivotal Corportation
Prudential Financial (Asia)
Pulte Mortgage
Robert Half International, Inc.
Sabre, Inc.
Scientific Atlanta, Inc.
Sony Korea
Shinsei Bank.
State of California
Walgreen's Co.
Wal-Mart Stores, Inc.
Union Planter's Bank

No end-user customer or reseller accounted for 10% or more of our revenues in 2001, 2000 or 1999.

Competition

The market for our software products is highly competitive and, because there are relatively low barriers to entry in the software market, we expect competition to increase significantly in the future. We cannot assure you that we will be able to compete effectively against current and future competitors. Our competition currently comes from several different market segments, including computer telephony platform developers, interaction management solution providers and telecommunications equipment vendors.

These competitors include Alcatel, Apropos Technology, Inc., Aspect Communications Corporation, Avaya Inc., Cisco Systems, Inc., Davox Corporation (which acquired CellIt, Inc.), divine, Inc. (which acquired eShare Communications, Inc. and has announced an acquisition of Delano Technological Corp.), eGain Communications Corporation, Kana Software, Inc., Lucent Technologies Inc., Nortel Networks Corporation, Rockwell International Corporation and Siemens Nixdorf Informations Systems AG/FI. We also compete with other new or recent entrants to the marketplace.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition and a larger installed base of customers than we do. Recently, a number of our competitors have been acquired by large, well-capitalized companies. As a result, these competitors may be able to respond to new or emerging technologies and changes in client requirements faster and more effectively than we can, and to devote greater resources to the development, promotion and sale of products than we can. Current competitors have merged with or acquired other competitors or established cooperative relationships with other competitors to increase the ability of their products to address the needs of our current or prospective clients. If these competitors were to acquire additional market share, it could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property and Other Proprietary Rights

To protect our proprietary rights, we rely primarily on a combination of:

- patent, copyright, trade secret and trademark laws;
- confidentiality agreements with employees and third parties; and
- protective contractual provisions such as those contained in license and other agreements with consultants, suppliers, strategic partners, resellers and end-user customers.

We have not signed agreements containing protective contractual provisions in every case and the contractual provisions that are in place and the protection they provide vary and may not provide us with adequate protection in all circumstances. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of these breaches or have adequate remedies for them.

We generally require our employees to enter into confidentiality agreements containing non-disclosure, non-competition and non-solicitation provisions. When they begin employment, our employees also generally sign offer letters specifying the basic terms and conditions of their employment.

We currently do not hold any patents. However, we have filed numerous patent applications relating to technology embodied in our software products. We hold the registered trademarks for Interactive Intelligence®, Enterprise Interaction Center®, Interaction Client®, Interaction Designer®, Interaction Administrator®, Interaction Recorder®, and the Spirograph logo in the U.S. and have trademark applications pending in the U.S. for the following marks: Interaction Dialer, Interaction Director, Interaction Web, Multimedia Queuing, e-FAQ, I3 Customer Interaction Center, Interactive Intelligence Customer Interaction Center, Interaction Center Platform, Interaction FAQ, Mobilité, Communité, Vocalité, Service Interaction Center, Wireless Interaction Center, and Wireless Interaction Client.

In addition, we have trademark applications pending in several foreign countries for the marks Interactive Intelligence and Enterprise Interaction Center®. All other trademarks and trade names referred to in this prospectus are the property of their owners.

We license some components of our products from third parties. If we were to lose those licenses, we believe that we could obtain licenses from other sources for similar components. However, if one or more of these licenses terminates or cannot be renewed on satisfactory terms, we would have to modify the affected products to use alternative components or technology or eliminate the affected product function, either of which could have a material adverse effect on us.

Employees

As of December 31, 2001, we had 385 employees worldwide, including 134 in research and development, 101 in client services, 109 in sales and marketing and 41 in administration. Our future performance depends in significant part upon the continued service of our key sales and marketing, technical and senior management personnel and our continuing ability to attract and retain highly qualified personnel. Competition for these personnel is intense and we cannot assure you that we will be successful in attracting or retaining these personnel in the future.

We believe that we have a unique corporate culture that attracts highly qualified and motivated employees. We emphasize teamwork, flexible work arrangements, local decision-making and open communications. Every employee has been granted stock options. None of our employees is represented by a labor union and, except for 25 employees working in France who are required by French law to be subject to a collective bargaining agreement, none of our employees is subject to a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Item 2. Properties.

We lease approximately 45,000 square feet of office space in our headquarters building in Indianapolis, Indiana. As of December 31, 2001, the lease required payments of approximately $1.9 million over the remaining term of the lease, which expires on February 29, 2004. We also lease approximately 33,000 square feet in other office buildings in Indianapolis, Indiana, for use mainly by our services organization, as well as marketing and general and administrative departments. The leases under which we lease these office spaces expire on March 1, 2004 and February 14, 2005.

We lease space for our research and development facility in Deerfield Beach, Florida, which consists of approximately 11,000 square feet. The lease for that facility ends on December 31, 2005. We also lease space for our various sales, services and development offices located throughout the United States and in many of the international markets that we serve. The majority of these leases are short-term leases.

In April 2001, the Company entered into a non-cancelable lease agreement for a new, approximately 120,000 square foot corporate headquarters building, with a targeted occupation date of April 2003. (See Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources for further discussion).

We believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

Item 3. Legal Proceedings.

In June 1999 and September 1999, the Company received letters from a competitor in the call center market claiming that the Company's products utilize technologies pioneered and patented by that competitor. The Company's patent counsel has reviewed all of the patents listed in the letters. Based on the advice of the Company's patent counsel, the Company believes that its products do not infringe any of the patents listed in either letter. The Company has discussed its conclusion with the competitor and has also discussed possible licensing of certain technologies from the competitor. The Company cannot assure you that this matter can be resolved amicably without litigation, or that it will ultimately be able to enter into a licensing arrangement on terms and conditions that would not have a material adverse effect on the Company's business, financial condition or results of operations.

In June 2000 and October 2001, the Company received letters from a competitor in the outbound call center market claiming that the Company's products utilize technologies pioneered and patented by the competitor. These patents were transferred to a different competitor during 2001, which competitor renewed contact with the Company in February, 2002, and discussions are now under way between the Company and this competitor. Although the Company's patent counsel has not determined the validity of these patents, the Company is discussing the possible licensing of certain technologies from the competitor. The Company cannot assure you that these claims can be resolved amicably without litigation, or that it will be able to enter into licensing arrangements on terms and conditions that would not have a material adverse effect on the Company's business, financial condition or results of operations.

In July 2000, the Company received a letter from Avaya, Inc., a competitor in the call center market, claiming that the Company's products utilize technologies pioneered and patented by them. As a result of subsequent discussions, the Company accrued an appropriate amount for the licensing of certain technologies related to 2001 and prior years in the financial statements for the year ended December 31, 2001. An agreement was finalized and executed in February 2002 and the Company believes the terms and conditions of the licensing arrangement will not have a material adverse effect on the Company's business, financial condition or results of operations.

We are also subject to ordinary and routine claims, lawsuits and proceedings incidental to our business, none of which is expected to be material to our results of operations, financial condition or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Executive Officers of the Registrant

The following table sets forth information about our executive officers and significant employees:

Name	Age	Position
Donald E. Brown, M.D.	46	Chairman of the Board, President and Chief Executive Officer
John R. Gibbs	51	Executive Vice President of Administration and Corporate Development and Director
Keith A. Midkiff	39	Chief Financial Officer, Corporate Secretary, and Treasurer
Jeremiah J. Fleming	44	Executive Vice President of Sales, The Americas and Europe, Middle East and Africa
Michael E. Ford	49	Vice President of Operations, Europe, Middle East and Africa
David N. Hudson	47	Vice President of Sales, Asia/Pacific
Pamela Jo Hynes (1)	40	Vice President of Client Services, The Americas and Europe, Middle East, and Africa
Joseph M. Adams (1)	46	Vice President of Market Development
Michael D. Gagle, Ph.D. (1)	51	Chief Scientist

(1) Significant employees, but not executive officers.

Donald E. Brown, M.D. co-founded his third software company, Interactive Intelligence, in October 1994 and has served as Chief Executive Officer since April 1995 and President since inception. Dr. Brown also serves as Chairman of the Board, a position he has held since July 1998. Dr. Brown has been a director since inception. In March 1988, Dr. Brown co-founded Software Artistry, Inc., a developer of customer support software that became a public company in March 1995 and was subsequently acquired by IBM Corporation in January 1998. At Software Artistry, Dr. Brown served as Chief Executive Officer and director from inception through September 1994. Dr. Brown's first software company was acquired by Electronic Data Systems, Inc. in September 1987. Dr. Brown graduated from the Indiana University School of Medicine in 1985. He also holds two additional degrees from Indiana University, a M.S. in computer science and a B.S. in physics.

John R. Gibbs co-founded Interactive Intelligence in October 1994 and has served as Executive Vice President of Administration and Corporate Development since January 1995. Mr. Gibbs served as Treasurer from April 1995 until May 2001. Mr. Gibbs also served as Secretary from April 1995 to January 1997. Mr. Gibbs has been a director since April 1995. From March 1992 until October 1994, Mr. Gibbs was an independent management consultant, serving mostly entrepreneurial and emerging growth companies. He also has prior experience as an executive for high technology companies. While a consultant, Mr. Gibbs served as the first Executive Director of the Indiana Software Association. Mr. Gibbs holds a B.S. degree in business economics and public policy from Indiana University. He also attended M.B.A. school at Indiana University.

Keith A. Midkiff has served as Chief Financial Officer since January 2002 and Treasurer and Corporate Secretary since November 2001. Prior to that, Mr. Midkiff served as Vice President of Finance since March 1999 and as Controller since joining Interactive Intelligence in February 1997. Mr. Midkiff was Vice President of Finance and Chief Financial Officer of Alta Analytics, Inc., a developer of data analysis software, from December 1996 to February 1997. From June 1993 to December 1996, he served as Controller of Software Artistry, which became a public company in March 1995. Mr. Midkiff holds a

M.B.A. degree from Indiana University and a dual B.S. degree in accounting and finance from Ohio State University.

Jeremiah J. Fleming has served as Vice President of Sales, The Americas and Europe, Middle East, and Africa since May 2001. Mr. Fleming served as Vice President of Sales, The Americas since joining Interactive Intelligence in March 1997. From January 1995 to February 1997, Mr. Fleming served as Vice President, Domestic Sales of Software Artistry. From 1992 to December 1994, he held sales positions of increasing responsibility at Software Artistry, including Manager, Central Region Sales from January 1993 to December 1994. He performed various sales capacities at Pansophic Systems, Inc., a developer of business software, from 1989 to 1991, concluding as the Midwest Regional Manager. Mr. Fleming holds both a M.B.A. degree and a B.A. degree in political science and philosophy from the University of Missouri.

Michael E. Ford has served as Vice President of Operations, Europe, Middle East and Africa, since September 1998. Mr. Ford also served as Director of Sales, Europe, Middle East and Africa from the time he joined Interactive Intelligence in July 1997 until September 1998. From March 1994 to April 1997, he served as Vice President of Sales of Enhanced Systems, Inc., a developer of voice processing software. From March 1993 to March 1994, Mr. Ford served as Vice President of Sales for Futurus Corporation, a developer of unified messaging software. Mr. Ford's previous experience also includes establishing and managing subsidiaries in Europe and Asia for Computer Corporation of America and serving as Director of International Business for Hayes MicroComputer Corporation. Mr. Ford holds a Masters in international business degree from the University of South Carolina and a B.S. in business administration and economics from the University of Pittsburgh in Kansas.

David N. Hudson has served as Vice President of Sales, Asia /Pacific, for Interactive Intelligence since January 2002. Mr. Hudson had served as Senior Regional Director of Asia Pacific and Japan since 1999 of Remedy Corporation, a developer of enterprise software which was acquired by Peregrine, Inc. in August 2001. Mr. Hudson served as Senior Account Manager for Enterprise Software Sales since joining that company in 1996. Prior to Remedy Corporation, Mr. Hudson held various sales and sales management positions at prominent companies such as 3M UK, Memorex Telex UK and BMC Software. Mr. Hudson has a bachelor's degree with honors from Madeley College of Education in the United Kingdom in 1979.

Pamela Jo Hynes has served as Vice President of Client Services, The Americas and Europe, Middle East and Africa since July 2001. Mrs. Hynes served as Vice President of North American Client Services since September 1999 and as Director of Client Services since joining Interactive Intelligence in November 1996. Mrs. Hynes was an Account Manager at Software Artistry from July 1996 to October 1996 and the Support Services Manager of Software Artistry from August 1992 to July 1996. Prior to August 1992, she served in a number of technical roles at Software Artistry, including Application Development, Technical Instructor and Field Engineer. Before joining Software Artistry, she served as Technical Support Engineer at American Financial Resources, a software development company. Mrs. Hynes holds a B.S. degree in management information systems from New Hampshire College.

Joseph M. Adams has served as Vice President, Market Development since September 2000. From December 1996 until September 2000, Mr. Adams served as Vice President of Market Communications. In 1988, Mr. Adams co-founded Software Artistry with Dr. Brown. From 1988 to November 1995, Mr. Adams served in a number of senior roles at Software Artistry, including Vice President of Market Communications. From November 1995 to December 1996, Mr. Adams was retired. He also previously served as a director at Software Artistry and three separate Indianapolis based charities. Mr. Adams holds a B.S. degree in business economics from Indiana University.

Michael D. Gagle, Ph.D. has served as Chief Scientist since March 1998. From the time Dr. Gagle joined Interactive Intelligence in March 1995 until March 1998, he served as our Principal Software Engineer and Project Leader. Before joining Interactive Intelligence, Dr. Gagle spent five years working on a variety of applied projects at AT&T Bell Labs. Dr. Gagle's previous experience also includes co-founding and serving as Vice President for Research and Development for Micro Data Base Systems, Inc., a developer of PC database systems, working on the technical staff of Microsoft Corporation and serving from January 1994 to September 1994 as a senior developer with the Regenstrief Institute for Health Care Research. Dr. Gagle holds a Ph.D. in management information systems and a B.S. in industrial management from Purdue University.

(Pursuant to General Instruction G(3) of Form 10-K, the foregoing information regarding executive officers and significant employees is included as a separate Item in Part I of this Annual Report on Form 10-K in lieu of being included in our Proxy Statement for our 2002 Annual Meeting of Shareholders.)

PART II.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

(a) Price Range of our Common Stock and Dividends

Our common stock began trading on The Nasdaq Stock Market® under the symbol ININ on September 23, 1999. Prior to that date, there was no public market for the common stock. The following table sets forth, for the fiscal quarters indicated, the high and low sale prices of our common stock as reported by The Nasdaq Stock Market®.

	High	Low
Quarter ended March 31, 2000	$54.500	$22.125
Quarter ended June 30, 2000	$44.125	$19.875
Quarter ended September 30, 2000	$48.938	$30.938
Quarter ended December 31, 2000	$42.000	$20.000
Quarter ended March 31, 2001	$36.500	$11.630
Quarter ended June 30, 2001	$18.200	$10.600
Quarter ended September 30, 2001	$11.000	$ 4.150
Quarter ended December 31, 2001	$ 7.370	$ 3.550

As of March 15, 2002, we had 121 shareholders of record of our common stock. In addition, we believe we have approximately 4,600 beneficial owners, whose shares of common stock are held in the names of brokers, dealers, and clearing agencies.

We have never paid cash dividends on our capital stock and do not expect to pay cash dividends in the foreseeable future. In addition, our bank credit agreement currently restricts our ability to pay cash dividends without the bank's consent.

(b) Sales of Unregistered Securities

The following information is furnished as to our securities sold during 2001 that were not registered under the Securities Act of 1933, as amended.

(i) On January 25, 2001, we sold 515,517 shares of common stock at a price of $29.00 per share in a private offering to Cisco Systems, Inc. The total gross proceeds from the sale were approximately $15.0 million. The net proceeds from the sale will be used for general corporate purposes. The shares were exempt from the registration requirements of the Securities Act of 1933 (the "Act") under Section 4(2) of the Act.

(c) Use of Proceeds

The shares of our common stock issued in the initial public offering were registered on a Registration Statement on Form S-1 (Registration No. 333-49509) which was declared effective on September 22, 1999.

From the effective date of such Registration Statement to date, the proceeds generated by our initial public offering have been used as described in our report on Form 10-Q for the quarter ended September 30, 1999 and in addition approximately $24.1 million, the remainder of the proceeds from that offering, have been used for working capital.

Item 6. Selected Financial Data.

The following selected consolidated financial data is qualified in its entirety by, and should be read in conjunction with, our Consolidated Financial Statements and the Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Form 10-K. The selected consolidated financial data has been derived from our audited Consolidated Financial Statements.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Software	$33,547	$28,121	$14,231	$ 7,662	$ 1,265
Services	16,557	10,475	4,850	1,349	325
Total revenues	50,104	38,596	19,081	9,011	1,590
Costs and expenses:					
Costs of software	994	540	194	59	38
Costs of services	13,362	10,118	5,728	3,381	1,258
Sales and marketing	22,167	17,486	10,175	6,623	2,519
Research and development	15,616	10,835	6,967	4,065	2,118
General and administrative	6,786	5,158	2,773	1,407	742
Special Charges	1,056	—	—	—	—
Total costs and expenses	59,981	44,137	25,837	15,535	6,675
Operating loss	(9,877)	(5,541)	(6,756)	(6,524)	(5,085)
Interest income (expense), net	1,169	1,108	(361)	(868)	(361)
Loss before income taxes	(8,708)	(4,433)	(7,117)	(7,392)	(5,446)
Income taxes	271	180	—	—	—
Net loss	$(8,979)	$(4,613)	$(7,117)	$(7,392)	$(5,446)
Basic and diluted net loss per share	$ (0.60)	$ (0.33)	$ (0.62)	$ (0.84)	$ (0.71)
Shares used in per share computation	15,058	14,171	11,469	8,816	7,642

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$14,503	$ 1,999	$ 2,235	$ 2,021	$ 390
Working capital (deficit)	17,613	10,497	10,709	1,731	(1,575)
Total assets	42,509	33,651	32,370	8,239	3,141
Long-term debt	—	—	377	9,490	5,872
Total shareholders' equity (deficit)	28,275	20,805	24,155	(5,154)	(6,217)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Information

Certain statements in this Form 10-K contain "forward-looking" information (as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) that involves risks and uncertainties which may cause actual results to differ materially from those predicted in the forward-looking statements. Forward-looking statements can be identified by their use of such verbs as "expects," "anticipates," and "believes" or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors, including, but not limited to, the "Factors that may affect our future operating results" described herein.

Overview

We commenced operations in October 1994, and focused primarily on research and development activities until our first commercial product was released in March 1997. Since 1997, we have expanded our operations to capitalize on market demand for communications and interaction management software. We decided, at the expense of profitability, to continue investing significantly in research and development, and to accelerate our investments in marketing, services and sales operations. We had no revenue in 1996, and our total revenues were $1.6 million in 1997, $9.0 million in 1998, $19.1 million in 1999, $38.6 million in 2000 and $50.1 million in 2001. However, we cannot assure you that our revenues will grow at such rates or at all in the future.

We believe our investments in research and development and in marketing, services and sales operations will continue to be critical in maximizing our revenue. However, these investments have also significantly increased our operating costs and expenses, contributing to the operating and net losses that we have incurred in each fiscal quarter since our formation. We anticipate that we will continue to incur substantial operating costs and expenses for the foreseeable future in research and development, marketing, services and sales operations. Accordingly, we may continue to experience losses and/or negative cash flows from operations in future quarters. We cannot assure you when or if we will achieve profitability or, if achieved, that we will be able to sustain profitability. Our operating results have varied significantly from quarter to quarter and may continue to do so in the future. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them as an indication of our future performance.

In July 2001, we commenced a restructuring program to reduce expenses and improve efficiency due to macro-economic and capital spending issues affecting our industry. This program included a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business agreements, functions, and relationships. The restructuring program resulted in the reduction of approximately ten percent of our worldwide workforce. This reduction affected most business functions and geographic regions. Additionally in October 2001, we agreed to acquire the remaining interest of Interactive Portal, a developer of large-scale unified messaging products, for net book value.

Sources of Revenue and Revenue Recognition Policy

We generate a majority of our revenues from software license fees. Most of our software license fees originate from the marketing efforts of our resellers, who are authorized to place software orders with us on behalf of end-user customers. We share end-user customer software license fees with these resellers in varying percentages of our list price, according to the terms of their reseller agreements. In addition to generating software license fees indirectly through resellers, we also receive some software license fees from end-user customers that we deal with directly.

In accordance with AICPA Statement of Position (SOP) 97-2 as amended by SOP 98-4 and SOP 98-9, software license revenues can be recognized upon the shipment of software if:

- persuasive evidence of an arrangement exists,
- sufficient vendor-specific objective evidence exists to support allocating the total fee to all elements of the arrangement,
- the fee is fixed or determinable, and
- collection is probable.

As a result, we typically recognize software license fees only when a reseller places a binding order for our software, which gives the reseller the right to distribute our products to end-user customers. If the order includes an acceptance period, we recognize revenues upon the earlier of order acceptance or the expiration of the acceptance period.

We also generate revenues from services that we provide to our resellers and end-user customers. Services revenues include product maintenance revenues, which consist of technical support and product upgrades, educational services and professional services. Our initial software license generally includes one year of maintenance. Generally, to continue using our software after this initial period, our end-user customers must purchase annual ongoing product maintenance, which is priced at approximately 18% of the current list price of the licensed product. We share maintenance revenues with those resellers who provide first-level technical support according to the terms of their reseller agreements. When these revenues are shared with resellers, we typically receive between 50% and 70% of the amount charged to the end-user customer. We recognize product maintenance revenues on a straight-line basis over the term of the initial software license and each subsequent annual product maintenance purchase. Revenues from educational services, which consist of training courses for resellers and end-user customers, and professional services, which include implementing and customizing our products for an end-user customer, are typically recognized as the related services are performed.

Historical Results of Operations

The following table sets forth, for the periods indicated, our consolidated financial information expressed as a percentage of total revenues:

	Year ended December 31,		
	2001	2000	1999
Revenues:			
Software	67%	73%	75%
Services	33	27	25
Total revenues	100	100	100
Costs and expenses:			
Costs of software	2	2	1
Costs of services	27	26	30
Sales and marketing	44	45	53
Research and development	31	28	36
General and administrative	14	14	15
Special charges	2	—	—
Total costs and expenses	120	115	135
Operating loss	(20)	(15)	(35)
Interest income (expense), net	2	3	(2)
Loss before income taxes	(18)	(12)	(37)
Income taxes	1	—	—
Net loss	(19)%	(12)%	(37)%

Comparison of Fiscal Years Ended December 31, 2001, 2000, and 1999

Revenues

Our total revenues increased to $50.1 million in 2001 from $38.6 million in 2000 and $19.1 million in 1999. Non-North American revenues were $10.5 million, $9.7 million, and $3.6 million in 2001, 2000, and 1999, respectively. The increase in total revenues was primarily due to increased product maintenance revenues and, to a lesser extent, software license fees from both new and existing customers. In addition, 2001 revenues included $2.0 million from a Cisco Systems, Inc. OEM agreement which has been terminated. We do not believe that the percentage increases in revenues achieved in prior periods should be anticipated in future periods. We anticipate that software license fees will continue to represent a majority of our revenues for the foreseeable future.

Software. Our software revenues increased to $33.6 million in 2001 from $28.1 million in 2000 and $14.2 million in 1999. Despite a challenging global economy, the increase in software revenues in 2001 from 2000 resulted from increased market penetration for our products, increased production from our worldwide reseller channel, and increased direct end-user transactions in North America. The increase in software revenues in 2000 from 1999 resulted from continued market acceptance for our Interaction Center Platform™ products, initial market acceptance for our other related products, and a growing geographic presence in North America, Europe, and the Asia/Pacific region.

Our software revenues are difficult to forecast and depend on the overall demand for communications and interaction software, which is largely driven by general business and economic conditions. Due to the weakening worldwide economy, we experienced a decrease in our year-over-year growth rate for the first time in our history. Software revenues as a percentage of total revenues decreased from 73% in 2000 to 67% in 2001. In addition to the weakening economy, the decrease can also be attributed to the growth of our services, which is driven by our larger customer base.

Services. Services revenues increased to $16.6 million in 2001 from $10.5 million in 2000 and $4.9 million in 1999. The increase in services revenues in 2001 from 2000 and 1999 was primarily due to an increase in product maintenance revenues, which is related to our growing installed base of end-user customers. We also realized additional education revenues and additional implementation and customization revenues from our professional services organization. We expect services revenues growth to be slightly higher than software revenues growth, principally due to increased product maintenance revenues associated with a growing cumulative customer base.

Costs and Expenses

As a percentage of total revenues, our costs and expenses increased to 120% in 2001 from 115% in 2000; however the percentage decreased from 135% in 1999. Our total costs and expenses increased to $60.0 million in 2001 from $44.1 million in 2000 and $25.8 million in 1999; the increase in amount was primarily due to increases in investments in our research and development, marketing, sales and services efforts and special charges related to our restructuring.

Costs of software. Costs of software consist primarily of product and software royalties paid to third-parties for the use of their technologies in our products and, to a lesser extent, software packaging costs, which includes product media, duplication and documentation. Costs of software increased to $994,000 in 2001 from $540,000 in 2000 and $194,000 in 1999, representing 3% of software revenues in 2001, 2% of software revenues in 2000 and 1% of software revenues in 1999. The increase in amount was due to royalties owed and accrued as a result of higher software revenues and software packaging costs associated with the releases of our Interaction Center Platform™ products and other related products. We expect product and software royalties to continue to increase as we release additional products, release additional versions of our existing products, and integrate additional third-party functions and features into our product offerings.

Costs of services. Costs of services consist primarily of compensation expenses for technical support, education, and professional services personnel and other costs associated with supporting our resellers and end-user customers. Costs of services increased to $13.4 million in 2001 from $10.1 million in 2000 and $5.7 million in 1999. As a percentage of total services revenues, cost of services represented 81%, 97%, and 118% in 2001, 2000 and 1999, respectively. The increase in expense reflects an ongoing effort to maximize our reseller effectiveness and end-user customer satisfaction through the development and expansion of our technical support, education and professional services organizations. We expect that costs of services will increase as related services revenues increase, and we make continued investments to support our end-user customer base and resellers.

Sales and marketing. Sales and marketing expenses consist of compensation expenses, including sales commissions, travel expenses, trade shows, telemarketing campaigns, public relations and other promotional expenses. Sales and marketing expenses increased to $22.2 million in 2001 from $17.5 million in 2000 and $10.2 million in 1999. The increase in expenses reflects the expansion of our worldwide sales and marketing organizations, higher sales compensation expenses associated with higher software revenues, and increases in worldwide marketing activities such as marketing communication efforts, trade shows and advertising. We plan to continue investing significantly in sales and marketing efforts.

Research and development. Research and development expenses consist primarily of compensation expenses for our developers and third party efforts to develop new products and enhance existing products, including adapting our products for specific non-English languages and allowing our products to effectively run with alternative hardware configurations. Research and development expenses increased to $15.6 million in 2001 from $10.8 million in 2000 and $7.0 million in 1999. Currently, all costs related to research and development of our products are charged to research and development expenses as incurred. The dollar increases in research and development expenses were due to the hiring of software developers and third party efforts required to enhance our existing products, investigate, design and develop new products, and localize our products into other languages, including French, German, Italian, Japanese, Korean, Portuguese, Spanish, and Taiwanese. We believe that a significant investment in research and development has been, and will continue to be, critical to maintaining and potentially increasing the market acceptance of our products.

General and administrative. General and administrative expenses consist primarily of compensation for our administrative, financial, and information technology personnel, and a number of non-allocable costs, including legal and other professional service fees. General and administrative expenses increased to $6.8 million in 2001 from $5.2 million in 2000 and $2.8 million in 1999. The increases in 2001 from 2000 and 1999 were primarily due to the addition of personnel necessary to support our growing operations and an increased amount of legal and other professional service fees. Over the next year, we believe our general and administrative expenses will remain near the 2001 amount.

Special Charges. In 2001, we incurred a restructuring charge of approximately $456,000, primarily consisting of severance payments, benefits and other related costs from the reduction of our workforce by 10%, or approximately 40 people.

Also in 2001, as a result of the decline in Interactive Portal's current business condition, we wrote down the carrying value of our investment in Interactive Portal, which resulted in a non-recurring charge of approximately $600,000. Subsequent to the write down, we acquired the remaining 81% of Interactive Portal, Inc. The purchase price was based on the net book value of Interactive Portal, Inc. We issued an aggregate of 99,136 shares of common stock at $5.00 per share as payment of the purchase price.

Interest income (expense), net

Interest income, net was $1.2 million in 2001, $1.1 million in 2000 and interest expense, net was $361,000 in 1999. The slight increase in interest income in 2001 from 2000 can be attributed to the interest earned on the funds provided by the equity investment made by Cisco, offset partially by the substantial decrease in interest rates. The change to net interest income in 2000 from net interest expense in 1999 was due to investing the proceeds from our initial public offering in interest-bearing securities after repaying all outstanding debt except for capital lease lines.

Income taxes

For U.S. corporate income tax purposes, we did not recognize a tax benefit related to U.S. federal or state income taxes during 2001, 2000 or 1999 because of the uncertainty of eventually realizing the benefits of our operating losses. We recognized a tax expense related to our international operations of $271,000 in 2001 and $180,000 in 2000.

Liquidity and Capital Resources

As of December 31, 2001, we had $14.5 million in cash and cash equivalents, $7.6 million in short-term investments, and a working capital balance of $17.6 million.

In September 1999, we sold 3.0 million shares of common stock in our initial public offering, generating $39.0 million in cash, before offering expenses and $34.9 million in cash, after offering expenses. Prior to our initial public offering, we funded our operations primarily through equity and debt infusions from our principal stockholder, Dr. Brown, and a $5.0 million equity investment by Dialogic

Investment Corporation (formerly a subsidiary of Dialogic Corporation), and borrowings under commercial lines of credit.

On January 25, 2001 we received an equity investment from Cisco Systems, Inc. We sold 515,517 shares of common stock at a price of $29.00 per share, yielding approximately $15.0 million in cash.

Our operating activities resulted in net cash outflows of $1.9 million in 2001, $2.9 million in 2000, and $2.6 million in 1999. The operating cash outflows for these periods resulted from significant investments in research and development, sales, marketing and services, which led to operating losses in all periods. The net operating cash outflow for 2000 was primarily the result of our operating loss and an increase in accounts receivable, partially offset by an increase in accounts payable, deferred revenue and the non-cash depreciation amount. The net operating cash outflow of 2001 was largely due to the operating loss, offset by an increase in deferred revenue and the non-cash depreciation amount.

In 2001, our investing activities consisted principally of capital expenditures for property and equipment and purchases and sales of investments. We invested $5.0 million in property and equipment in 2001. These capital expenditures consisted mainly of hardware, software, equipment, and furniture for our employees, and our research and development needs, including test equipment. At December 31, 2001, we did not have any material commitments for future capital expenditures.

In April 2001, we entered into a non-cancelable lease agreement for a new, approximately 120,000 square foot corporate headquarters building with a targeted occupation date of April 2003. Over the life of the lease, we are committed to expend approximately $35.0 million in rent payments.

For 2000, we generated $580,000 in net proceeds from financing activities that included stock options exercised, partially offset by scheduled repayments of our capital lease obligations. In 2001, we generated $15.6 million in net proceeds from financing activities that is mostly attributable to the shares issued in connection with the Cisco equity investment.

At December 31, 2001, we had no amounts outstanding on our line of credit and were in compliance with all related covenants and restrictions. This line of credit is currently scheduled to expire on April 29, 2002. We intend to renew the line of credit.

We believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. After that time, we may require additional funds to support our working capital requirements or for other corporate purposes, and we may seek to raise additional funds through public or private equity or debt financings or from other sources. We cannot assure you that additional financing will be available at all or that, if available, will be on terms favorable to us or that any additional financing will not dilute your ownership interest in Interactive Intelligence.

Factors that may affect our future operating results are set forth below:

OUR LIMITED OPERATING HISTORY MAKES FINANCIAL FORECASTING DIFFICULT AND, IN ASSESSING OUR PROSPECTS, YOU SHOULD CONSIDER OUR EARLY STAGE OF DEVELOPMENT AND PRESENCE IN A NEW AND RAPIDLY EVOLVING INDUSTRY

Our limited operating history makes it difficult to forecast our future operating results. We commenced operations in October 1994, but did not begin shipping an Interaction Center Platform™-based product until 1997. In 1999, we began shipping Interaction Recorder®, Interaction Dialer™, and e-FAQ™. Accordingly, you should assess our prospects in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving industries.

WE HAVE HISTORICALLY INCURRED LOSSES AND WE MAY NOT ACHIEVE PROFITABILITY

We have not operated profitably to date. We incurred net losses of $9.0 million, $4.6 million, and $7.1 million in 2001, 2000, and 1999, respectively. At December 31, 2001, we had accumulated losses since inception of $35.4 million. We intend to continue to make significant investments in our research and development, marketing, services and sales operations. We anticipate that these expenses could significantly precede any revenues generated by the increased spending. As a result, we are likely to continue to experience losses and negative cash flow from operations in future quarters. If we do become profitable, we may not sustain or increase our profitability.

OUR QUARTERLY OPERATING RESULTS HAVE VARIED SIGNIFICANTLY AND, IF SEVERAL FACTORS AFFECTING OUR BUSINESS CAUSE THEM TO CONTINUE TO DO SO, THE MARKET PRICE OF OUR COMMON STOCK COULD BE AFFECTED

Our operating results have varied significantly from quarter to quarter and may continue to do so in the future depending on a number of factors affecting us or our industry, including many that are beyond our control. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the price of our common stock may fluctuate.

Because we do not know when our potential end-user customers will place orders and finalize contracts, we cannot accurately forecast our revenues and operating results for future quarters. We recognize revenues on satisfaction of the requirements of AICPA Statement of Position 97-2, which generally occurs in the same quarter that the order is received. As a result, our quarterly revenues and operating results depend primarily on the size, quantity and timing of orders received for our products during each quarter. If a large number of orders or several large orders do not occur or are deferred or delayed, our revenues in a quarter could be substantially reduced. This risk is heightened by the significant investment and executive level decision making typically involved in our end-user customers' decisions to license our products. Since a large portion of our operating expenses, including rent and salaries, is fixed and difficult to reduce or modify, our business, financial condition or results of operations could be materially adversely affected if revenues do not meet our expectations.

Because of our early stage of development and limited number of products, changes in pricing policies and the timing of the development, announcement and sale of new or upgraded versions of our products are some of the additional factors that could cause our revenues and operating results to vary significantly from quarter to quarter.

WE HAVE A LENGTHY PRODUCT SALES CYCLE, WHICH HAS CONTRIBUTED, AND MAY CONTINUE TO CONTRIBUTE, TO THE QUARTER-TO-QUARTER VARIABILITY OF OUR REVENUES AND OPERATING RESULTS, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON STOCK

We have generally experienced a lengthy product sales cycle, averaging approximately six to nine months. The lengthy sales cycle is one of the factors that has caused, and may in the future continue to cause, our software revenues and operating results to vary significantly from quarter to quarter, which could affect the market price of our common stock. It also makes it difficult for us to forecast product license revenues. Because of the unique characteristics of our products, our prospective end-user customers' decisions to license our products often require significant investment and executive level decision making. We believe that many companies currently are not aware of the benefits of interaction management software of the type we license or of our products and capabilities. For this reason, we must provide a significant level of education to prospective end-user customers about the use and benefits of our products, which can cause potential end-user customers to take many months to make these decisions. As a result, sales cycles for end-user customer orders vary substantially from customer to customer. Excessive delay in product sales could materially adversely affect our business, financial condition or results of operations.

The length of the sales cycle for end-user customer orders depends on a number of other factors over which we have little or no control, including:

- an end-user customer's budgetary constraints;
- the timing of an end-user customer's budget cycles;
- concerns by end-user customers about the introduction of new products by us or our competitors; and
- downturns in general economic conditions, including reductions in demand for call center services.

In addition, the sales cycle for our products in international markets has been, and is expected to continue to be, longer than the sales cycle in the United States. The average sales cycle for our products may lengthen as we expand internationally.

OUR INABILITY TO MANAGE SUCCESSFULLY OUR INCREASINGLY COMPLEX THIRD PARTY RELATIONSHIPS COULD ADVERSELY AFFECT US

As the complexity of our product technology and our reseller and other third-party relationships have increased, the management of those relationships and the negotiation of contractual terms sufficient to protect our rights and limit our potential liabilities has become more complicated, and we expect this trend to continue in the future. As a result, our inability to successfully manage these relationships or negotiate sufficient contractual terms could have a material adverse effect on us.

WE FACE COMPETITIVE PRESSURES, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON US

The market for our software products is highly competitive and, because there are relatively low barriers to entry in the software market, we expect competition to increase significantly in the future. In addition, because our industry is new and evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and by whom new competing technologies or new competitors may be introduced into our markets. Currently, our competition comes from several different market segments, including computer telephony platform developers, computer telephony applications software developers and telecommunications equipment vendors. We cannot assure you that we will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition and a larger installed base of customers than we do. As a result, these competitors may be able to respond to new or emerging technologies and changes in customer requirements faster and more effectively than we can, or to devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors have established, and may in the future establish, cooperative relationships among themselves or with third parties, including mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective end-user customers. If these competitors were to acquire significant market share, it could have a material adverse effect on our business, financial condition or results of operations.

WE MAY NOT BE ABLE TO GROW OUR BUSINESS IF WE DO NOT MAINTAIN SUCCESSFUL RELATIONSHIPS WITH OUR RESELLERS AND OEM PARTNERS AND CONTINUE TO RECRUIT AND DEVELOP ADDITIONAL SUCCESSFUL RESELLERS AND OEM PARTNERS

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our existing and future resellers and OEM partners and in recruiting and training additional resellers and OEM partners. We rely primarily on resellers to market and support our products, and plan on relying more on our OEM partners in the future. We are still developing and refining our reseller and OEM distribution networks and may be unable to attract additional resellers with both voice and data expertise or appropriate OEM partners that will be able to market our products effectively and that will be qualified to provide timely and cost-effective customer support and service. We generally do not have long-term or exclusive agreements with our resellers or OEM partners, and the loss of specific larger resellers or OEM partners or a significant number of resellers or OEM partners could materially adversely affect our business, financial condition or results of operations.

OUR MARKETS ARE CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE WHICH MAY CAUSE US TO INCUR SIGNIFICANT DEVELOPMENT COSTS AND PREVENT US FROM ATTRACTING NEW CUSTOMERS

The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles and changing end-user customer demands. The introduction of products embodying new technologies and the emergence of new industry standards could render existing products obsolete or unmarketable and cause us to incur significant development costs.

THE GROWTH OF OUR BUSINESS MAY BE IMPEDED WITHOUT INCREASED USE OF THE INTERNET

The use of the Internet as a commercial marketplace is at an early stage of development. Demand and market acceptance for recently introduced products and services available over the Internet are still uncertain. In addition, governmental regulation of the Internet, such as imposing sales and other taxes, access charges, and pricing controls and inhibiting cross-border commerce, may reduce the use of the Internet by businesses for their electronic commerce and customer service needs. To date, governmental regulations have not materially restricted commercial use of the Internet. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. New regulations could reduce the use of the Internet by our end-user customers and, in turn, their customers. The lack of acceptance of the Internet as a forum for conducting business could reduce growth in demand for our products and limit the growth of our revenue.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WEB-BASED ELECTRONIC BUSINESS SOLUTIONS ARE NOT WIDELY ADOPTED

Our products address a new and emerging market for Web-based, interactive electronic business solutions. Therefore, our future success depends on the widespread adoption of the Web as a primary medium for commerce and business applications. The failure of this market to develop, or a delay in the development of this market, could have a material adverse effect on our business, financial condition or results of operations. The Web has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. The Web infrastructure may not be able to support the demands placed on it by the continued growth on which our success depends. Moreover, critical issues concerning the commercial use of the Web, such as security, reliability, cost, accessibility and quality of service, remain unresolved and may negatively affect the growth of Web use or the attractiveness of commerce and business communication over the Web. In addition, the

Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased activity or due to increased government regulation and taxation of Internet commerce.

A DECLINE IN MARKET ACCEPTANCE FOR MICROSOFT CORPORATION TECHNOLOGIES ON WHICH OUR PRODUCTS RELY COULD HAVE A MATERIAL ADVERSE EFFECT ON US

Our products currently run only on Microsoft Windows 2000® servers. In addition, our products use other Microsoft Corporation technologies, including Microsoft Exchange Server® and Microsoft SQL Server®. A decline in market acceptance for Microsoft technologies or the increased acceptance of other server technologies could cause us to incur significant development costs and could have a material adverse effect on our ability to market our current products. Although we believe that Microsoft technologies will continue to be widely used by businesses, we cannot assure you that businesses will adopt these technologies as anticipated or will not in the future migrate to other computing technologies that we do not currently support. In addition, our products and technologies must continue to be compatible with new developments in Microsoft technologies.

OUR FUTURE BUSINESS PROSPECTS DEPEND IN PART ON OUR ABILITY TO MAINTAIN AND IMPROVE OUR CURRENT PRODUCTS AND DEVELOP NEW PRODUCTS

We believe that our future business prospects depend in large part on our ability to maintain and improve our current products and to develop new products on a timely basis. Our products will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of end-user customer requirements. As a result of the complexities inherent in our products, major new products and product enhancements require long development and testing periods. We may not be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological change, evolving industry standards or end-user customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction or marketing of product enhancements, and our new products and product enhancements may not achieve market acceptance. Significant delays in the general availability of new releases of our products or significant problems in the installation or implementation of new releases of our products could have a material adverse effect on our business, financial condition or results of operations.

SLOW GROWTH, OR A DECLINE IN DEMAND FOR INTERACTION MANAGEMENT SOFTWARE OF THE TYPE WE LICENSE, COULD MATERIALLY ADVERSELY AFFECT OUR GROWTH PROSPECTS

If the demand for interaction management software of the type we license does not grow within each of our three targeted markets, our ability to grow our business could be materially adversely affected. All of our revenues have been generated from licenses of our Interaction Center Platform™ software or complementary products, and related support, educational and professional services. We expect these products and services to account for the majority of our revenues for the foreseeable future. Although we believe demand for the functions performed by our products is high, the market for our products and services is still emerging. Further, our growth plans require us to successfully attract enterprise and service provider end-user customers.

IF OUR END-USER CUSTOMERS DO NOT PERCEIVE OUR PRODUCTS OR THE RELATED SERVICES PROVIDED BY US OR OUR RESELLERS OR OEM PARTNERS TO BE EFFECTIVE OR OF HIGH QUALITY, OUR BRAND AND NAME RECOGNITION WILL SUFFER

We believe that establishing and maintaining brand and name recognition is critical for attracting, retaining and expanding end-user customers in our target markets. We also believe that the importance of reputation and name recognition will increase as competition in our market increases. Promotion and enhancement of our name will depend on the effectiveness of our marketing and advertising efforts and on our success in providing high-quality products and related services, neither of which can be assured. If our end-user customers do not perceive our products or related services to be effective or of high quality, our brand and name recognition would suffer which could have a material adverse effect on our business, financial condition or results of operations.

IF WE ARE UNABLE TO ADAPT OUR SOFTWARE IN A WAY THAT WILL PERMIT US TO SERVE LARGE, SINGLE-SITE END-USER CUSTOMERS, THE MARKETABILITY OF OUR PRODUCTS COULD BE ADVERSELY AFFECTED

Our products cannot currently meet the communications needs of organizations with more than 500 users at a single call center location and cannot currently meet the communication needs of organizations with more than 1,000 users at a single enterprise location. As these organizations expand to include multiple locations, our products can be customized to increase the number of telephone lines, extensions and users. We will need to adapt our software to serve larger single-site organizations. Although we are currently developing and testing solutions that would enable our software to significantly increase the number of users that our products can serve at a single location, we cannot assure you that we will be able to successfully introduce this technology into a currently available version of our products. Further, we may not be able to adapt our software in a timely or cost effective manner in a way that will permit us to serve these customers. This inability could have a material adverse effect on our business, financial condition or results of operations.

OUR MAIN SUPPLIERS OF VOICE PROCESSING BOARDS MAY BECOME UNWILLING OR UNABLE TO CONTINUE TO MANUFACTURE AND SUPPLY US WITH VOICE PROCESSING BOARDS, REQUIRING US TO INTRODUCE A SUBSTITUTE SUPPLIER WHICH COULD PROVE DIFFICULT OR COSTLY

Dialogic Corporation and AcuLab plc are our primary suppliers of the voice processing boards that are used by a majority of our end-user customers for the operation of our products. If a majority of future end-user customers desire to utilize the voice processing boards to enable our products and these suppliers become unable or unwilling to continue to manufacture and supply these voice processing boards in the volume, price and technical specifications we require, then we would have to adapt our products to a substitute supplier. We may not be able to successfully introduce voice processing boards made by a substitute supplier into the available versions of our products. In addition, introducing a substitute supplier of voice processing boards could result in unforeseen additional product development or customization costs and could also introduce hardware and software operating or compatibility problems. We cannot assure you that these issues will not affect product shipments, will not be costly to correct, will not damage our reputation in the markets in which we operate, or will not have a material adverse affect on our business, financial condition or results of operations.

In addition, Dialogic Corporation's CT Media™ server software offers some of the functionality that our Interaction Center Platform™ products provide and consequently could make it easier for competitors or potential competitors to provide products competitive with ours. If CT Media™ server software were to become an industry standard, our failure to adopt it could disadvantage us in competitive situations. In addition, although neither of our primary suppliers of voice processing boards nor their affiliates currently offer a product that competes with our Interaction Center Platform™ products, they could potentially develop a competitive or superior product.

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS ADEQUATELY, WHICH COULD ALLOW THIRD PARTIES TO COPY OR OTHERWISE OBTAIN AND USE OUR TECHNOLOGY WITHOUT AUTHORIZATION

We regard our software products as proprietary. In an effort to protect our proprietary rights, we rely primarily on a combination of patent, copyright, trademark and trade secret laws, as well as licensing and other agreements with consultants, suppliers, strategic and OEM partners, resellers and end-user customers, and employee and third-party non-disclosure agreements. These laws and agreements provide only limited protection of our proprietary rights. In addition, we have not signed agreements containing these types of protective provisions in every case, and the contractual provisions that are in place and the protection they provide vary and may not provide us with adequate protection in all circumstances. Although we have filed patent applications directed to several inventions embodied in our software products, we currently hold no patents. We hold eight U.S. trademark registrations and 22 foreign trademark registrations, and have numerous other trademark applications pending worldwide, as well as having common law rights in other trademarks and service marks. We hold one registered copyright. Because our means of protecting our proprietary rights may not be adequate, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization. A third party could also develop similar technology independently. In addition, the laws of some countries in which we sell our products do not protect our software and intellectual property rights to the same extent as the laws of the United States. Unauthorized copying, use or reverse engineering of our products could materially adversely affect our business, results of operations or financial condition.

We license technology that is embedded in our products from others. If one or more of these licenses terminates or cannot be renewed on satisfactory terms, we would have to modify the affected products to use alternative technology or eliminate the affected product function, either of which could have a material adverse effect on us.

INFRINGEMENT CLAIMS COULD ADVERSELY AFFECT US

In June 1999 and September 1999, the Company received letters from a competitor in the call center market claiming that the Company's products utilize technologies pioneered and patented by that competitor. The Company's patent counsel has reviewed all of the patents listed in the letters. Based on the advice of the Company's patent counsel, the Company believes that its products do not infringe any of the patents listed in either letter. The Company has discussed its conclusion with the competitor and has also discussed possible licensing of certain technologies from the competitor. The Company cannot assure you that this matter can be resolved amicably without litigation, or that it will ultimately be able to enter into a licensing arrangement on terms and conditions that would not have a material adverse effect on the Company's business, financial condition or results of operations.

In June 2000 and October 2001, the Company received letters from a competitor in the outbound call center market claiming that the Company's products utilize technologies pioneered and patented by the competitor. These patents were transferred to a different competitor during 2001, which competitor renewed contact with the Company in February, 2002, and discussions are now under way between the Company and this competitor. Although the Company's patent counsel has not determined the validity of these patents, the Company is discussing the possible licensing of certain technologies from the competitor. The Company cannot assure you that these claims can be resolved amicably without litigation, or that it will be able to enter into licensing arrangements on terms and conditions that would not have a material adverse effect on the Company's business, financial condition or results of operations.

In July 2000, the Company received a letter from Avaya, Inc., a competitor in the call center market, claiming that the Company's products utilize technologies pioneered and patented by them. As a result of subsequent discussions, the Company accrued an appropriate amount for the licensing of certain technologies related to 2001 and prior years in the financial statements for the year ended December 31, 2001. An agreement was finalized and executed in February 2002 and the Company believes the terms and conditions of the licensing arrangement will not have a material adverse effect on the Company's business, financial condition or results of operations.

Other third parties could claim that our technology infringes their proprietary rights. As the number of software products in our target markets increases and the functionality of these products overlap, we believe that software developers may face infringement claims. For example, various patent rights have been asserted against interfaces between PBX hardware and computer network systems. Although we believe that our products do not infringe any of these patents because, among other reasons, our products are designed to replace PBXs and not to create such interfaces, if these patents were interpreted broadly, claims of infringement of these patents could have a material adverse affect on us.

Infringement claims, even if without merit, can be time consuming and expensive to defend. A third party asserting infringement claims against us or our customers with respect to our current or future products may require us to enter into costly royalty arrangements or litigation, or otherwise materially adversely affect us.

WE DEPEND ON KEY PERSONNEL AND WILL NEED TO RECRUIT ADDITIONAL SKILLED PERSONNEL, FOR WHICH COMPETITION IS INTENSE, TO CONDUCT AND GROW OUR BUSINESS EFFECTIVELY

Our success depends in large part on the continued service of our key personnel, particularly Dr. Donald E. Brown, our Chief Executive Officer and principal stockholder, and Dr. Michael D. Gagle, our Chief Scientist. The loss of the services of either of these individuals or any key personnel could have a material adverse effect on our business, financial condition or results of operations. We do not have key man life insurance on any of our employees. Our future success also depends on our ability to attract, train, assimilate and retain additional qualified personnel. Competition for persons with skills in the software industry is intense, particularly for those with relevant technical and/or sales experience. We cannot assure you that we will be able to retain our key employees or that we can attract, train, assimilate or retain other highly qualified personnel in the future.

OUR WORKFORCE REDUCTION AND FINANCIAL PERFORMANCE MAY ADVERSELY AFFECT THE MORALE AND PERFORMANCE OF OUR PERSONNEL AND OUR ABILITY TO HIRE NEW PERSONNEL

In connection with our effort to streamline operations, reduce costs and rationalize our staffing and structure, we had a reduction in 2001 of our worldwide workforce of approximately ten percent. There were substantial costs associated with the workforce reduction related to severance and other employee-related costs, and our restructuring plan may still yield unanticipated consequences, such as attrition beyond our implemented reduction in workforce. As a result, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities. The reduction in workforce may reduce employee morale and may create concern among existing employees about job security, which may lead to increased turnover. This reduction in headcount may still subject us to the risk of litigation. In addition, recent trading levels of our common stock have decreased the value of the stock options granted to employees pursuant to our stock option plans. As a result of these factors, our remaining personnel may seek employment with larger, more established companies or companies they perceive as having less volatile stock prices.

WE MAY PURSUE ACQUISITIONS THAT BY THEIR NATURE PRESENT RISKS AND THAT MAY NOT BE SUCCESSFUL

In the future we may pursue additional acquisitions to diversify our product offerings and customer base or for other strategic purposes. We have no prior history of making material acquisitions and we cannot assure you that any future acquisitions will be successful. The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition or results of operations:

- We cannot assure that any acquired businesses will achieve anticipated revenues, earnings or cash flow.

- We may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, particularly if we acquire a business in a market in which we have limited or no current expertise, or with a corporate culture different from our own. If we are unable to integrate acquired businesses successfully, we could incur substantial costs and delays or other operational, technical or financial problems.

- Acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures.

- We may finance future acquisitions by issuing common stock for some or all of the purchase price. This could dilute the ownership interests of our stockholders. We may also incur additional debt or be required to recognize amortization expense related to goodwill and other intangible assets purchased in future acquisitions.

- We would be competing with other firms, many of which have greater financial and other resources, to acquire attractive companies. We believe this competition will increase, making it more difficult to acquire suitable companies on acceptable terms.

OUR INTERNATIONAL OPERATIONS AND EXPANSION INVOLVE FINANCIAL AND OPERATIONAL RISKS

The expansion of our international operations will require significant management attention and financial resources to establish additional foreign operations, hire additional personnel and recruit additional international resellers. Non-North American revenues accounted for 21%, 25%, and 19% of our total revenues in 2001, 2000, and 1999, respectively. To date, our products have been licensed outside North America primarily in Western Europe, South Africa, and Australia. We are also expanding our marketing efforts in Japan, Korea, China and Central and South America. We intend to continue to expand our international operations and enter additional international markets. Revenues from international expansion may be inadequate to cover the expenses of international expansion. In addition to foreign currency fluctuation risks described in the next risk factor, other risks inherent in our international business activities, in the countries in which we have licensed our products to date and in those countries in which we intend to expand, generally could include the following:

- economic and political instability;

- unexpected changes in foreign regulatory requirements and laws;

- tariffs and other trade barriers;

- timing, cost and potential difficulty of adapting our software products to the local language in those foreign countries that do not use the alphabet that English uses, such as Japan, Korea and China;

- lack of acceptance of our products in foreign countries;

- longer sales cycles and accounts receivable payment cycles;

- potentially adverse tax consequences; and

- restrictions on the repatriation of funds.

FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES COULD RESULT IN LOSSES

Our international revenues are generally denominated in U.S. Dollars, but our international expenses are generally denominated in local foreign currencies. Although foreign currency translation gains and losses have been immaterial to date, fluctuations in exchange rates between the U.S. Dollar and other currencies could have a material adverse effect on our business, financial condition or results of operations, and particularly on our operating margins. To date, we have minimally sought to hedge the risks associated with fluctuations in exchange rates, but we may more actively undertake to do so in the future. Any hedging techniques we implement in the future may not be successful. Exchange rate fluctuations could also make our products more expensive than competitive products not subject to these fluctuations, which could adversely affect our revenues and profitability in international markets.

OUR PRODUCTS COULD HAVE DEFECTS FOR WHICH WE ARE POTENTIALLY LIABLE AND WHICH COULD RESULT IN LOSS OF REVENUE, INCREASED COSTS OR LOSS OF OUR CREDIBILITY OR DELAY IN ACCEPTANCE OF OUR PRODUCTS IN THE MARKET

Our products, including components supplied by others, may contain errors or defects, especially when first introduced or when new versions are released. Despite internal product testing, we have in the past discovered software errors in some of our products after their introduction. Errors in new products or releases could be found after commencement of commercial shipments, and this could result in additional development costs, diversion of technical and other resources from our other development efforts, or the loss of credibility with current or future end-user customers. This could result in a loss of revenue or delay in market acceptance of our products, which could have a material adverse effect on our business, financial condition or results of operations.

Our license agreements with our end-user customers typically contain provisions designed to limit our exposure to potential product liability and some contract claims. However, not all of these agreements contain these types of provisions and, where present, these provisions vary as to their terms and may not be effective under the laws of some jurisdictions. A product liability, warranty, or other claim brought against us could have a material adverse effect on our business, financial condition or results of operations.

Because our solution currently consists of our software running on a Windows NT® server and voice processing boards, it is inherently more prone to performance interruptions for our end-user customers than traditional non-software based products. Performance interruptions at our end-user customer sites, most of which currently do not have back-up systems, could affect demand for our products or give rise to claims against us.

WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO IMPLEMENT OUR STRATEGY

Successful implementation of our strategy may require continued access to capital. If we do not generate sufficient cash from operations, our growth could be limited unless we are able to obtain capital through additional debt or equity financings. We cannot assure you that debt or equity financings will be available as required for acquisitions or other needs. Even if financing is available, it may not be on terms that are favorable to us or sufficient for our needs. If we are unable to obtain sufficient financing, we may be unable to fully implement our growth strategy.

OUR STOCK PRICE HAS BEEN AND COULD CONTINUE TO BE HIGHLY VOLATILE

Our stock price has been and could continue to be highly volatile due to a number of factors, including:

- actual or anticipated fluctuations in our operating results;
- announcements by us, our competitors or our end-user customers;
- changes in financial estimates of securities analysts or investors regarding us, our industry, our competitors or our end-user customers;
- technological innovations by others;
- the operating and stock price performance of other comparable companies or of our competitors or end-user customers;

- the low number of our shares typically traded in any trading session;
- the availability for future sale, or sales, of a substantial number of shares of our common stock in the public market; and
- general market or economic conditions.

This risk may be heightened because our industry is new and evolving, characterized by rapid technological change and susceptible to the introduction of new competing technologies or competitors.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies, including us. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management's attention and resources, which could materially and adversely affect our business, financial condition or results of operations.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk.

We develop products in the United States and sell licenses in North America, Europe, the Asia/Pacific region, South Africa, and Central and South America. As a result, our financial results could be affected by various factors, including changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Additionally, as our business matures in foreign markets, we may offer our products and services in certain local currencies. As a result, we will be subject to foreign currency fluctuations which may have an adverse affect on the company.

We manage our interest rate risk by maintaining an investment portfolio with debt instruments of high credit quality and relatively short average maturities. We also manage interest rate risk by maintaining sufficient cash and cash equivalent balances such that we are typically able to hold our investments to maturity.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Auditors

The Board of Directors
Interactive Intelligence, Inc.

We have audited the accompanying consolidated balance sheets of Interactive Intelligence, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interactive Intelligence, Inc. at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
January 18, 2002, except for Note 13,
as to which the date is February 15, 2002

Interactive Intelligence, Inc.

Consolidated Balance Sheets

As of December 31, 2001 and 2000

(in thousands, except share amounts)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 14,503	$ 1,999
Short-term investments	7,581	10,710
Accounts receivable, net of allowance for doubtful accounts accounts of $677 in 2001 and $631 in 2000	8,424	9,478
Prepaid expenses	1,116	970
Other current assets	223	186
Total current assets	31,847	23,343
Property and equipment, net	9,598	8,389
Long-term investments	—	1,012
Other assets, net	1,064	907
Total assets	$ 42,509	$ 33,651
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,924	$ 3,920
Accrued compensation and related expenses	1,096	1,128
Deferred revenue	9,214	7,421
Current portion of capital lease obligations	—	377
Total current liabilities	14,234	12,846
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 100,000,000 authorized; 15,282,673 issued and outstanding at December 31, 2001, 14,343,907 issued and outstanding at December 31, 2000,	153	143
Additional paid-in capital	63,485	46,995
Accumulated other comprehensive income (loss)	(13)	38
Accumulated deficit	(35,350)	(26,371)
Total shareholders' equity	28,275	20,805
Total liabilities and shareholders' equity	$ 42,509	$ 33,651

See accompanying notes.

Interactive Intelligence, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2001, 2000, and 1999
(in thousands, except per share amounts)

	Year Ended December 31,		
	2001	2000	1999
Revenues:			
Software	$33,547	$28,121	$14,231
Services	16,557	10,475	4,850
Total revenues	50,104	38,596	19,081
Costs and expenses:			
Costs of software	994	540	194
Costs of services	13,362	10,118	5,728
Sales and marketing	22,167	17,486	10,175
Research and development	15,616	10,835	6,967
General and administrative	6,786	5,158	2,773
Special charges	1,056	—	—
Total costs and expenses	59,981	44,137	25,837
Operating loss	(9,877)	(5,541)	(6,756)
Interest income (expense), net	1,169	1,108	(361)
Loss before income taxes	(8,708)	(4,433)	(7,117)
Income taxes	271	180	—
Net loss	$(8,979)	$(4,613)	$(7,117)
Net loss per share:			
Basic and diluted	$ (0.60)	$ (0.33)	$ (0.62)
Shares used to compute net loss per share:			
Basic and diluted	15,058	14,171	11,469

See accompanying notes.

Interactive Intelligence, Inc.

Consolidated Statements of Shareholders' Equity (Deficit)

For the Years Ended December 31, 2001, 2000, and 1999

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated deficit	Total
	Shares	Amount				
Balances, January 1, 1999	10,076	$101	$ 9,386	$ —	$(14,641)	$(5,154)
Conversion of shareholder obligations to equity	130	1	1,083	—	—	1,084
Issuances of common stock	3,014	30	35,042	—	—	35,072
Repurchase of common stock	(7)	—	(74)	—	—	(74)
Exercise of stock options	618	6	276	—	—	282
Amortization of deferred stock based compensation	—	—	62	—	—	62
Net loss	—	—	—	—	(7,117)	(7,117)
Balances, December 31, 1999	13,831	138	45,775	—	(21,758)	24,155
Issuances of common stock	10	—	317	—	—	317
Exercise of stock options	503	5	818	—	—	823
Amortization of deferred stock based compensation	—	—	85	—	—	85
Unrealized gain on investments	—	—	—	38	—	38
Net loss	—	—	—	—	(4,613)	(4,613)
Balances, December 31, 2000	14,344	143	46,995	38	(26,371)	20,805
Issuances of common stock	691	7	15,965	—	—	15,972
Exercise of stock options	248	3	328	—	—	331
Amortization of deferred stock based compensation	—	—	197	—	—	197
Unrealized loss on investments	—	—	—	(51)	—	(51)
Net loss	—	—	—	—	(8,979)	(8,979)
Balances, December 31, 2001	15,283	$153	$63,485	$(13)	$(35,350)	$28,275

See accompanying notes.

Interactive Intelligence, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000, and 1999

(in thousands)

	Year Ended December 31,		
	2001	2000	1999
Operating activities			
Net loss	$(8,979)	$(4,613)	$(7,117)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation	4,308	2,871	1,639
Amortization of deferred stock based compensation	197	85	62
Changes in operating assets and liabilities:			
Accounts receivable, net	1,054	(5,900)	(309)
Prepaid expenses	(130)	(457)	(244)
Other current assets	(33)	(106)	(5)
Accounts payable and accrued liabilities	(31)	2,114	209
Accrued compensation and related expenses	(32)	644	219
Deferred revenue	1,793	2,433	3,488
Accounts payable and deferred compensation—shareholder	—	—	(584)
Net cash used by operating activities	(1,853)	(2,929)	(2,642)
Investing activities			
Purchases of property and equipment, net	(5,030)	(6,788)	(3,671)
Purchases of available-for-sale securities	(10,196)	(2,461)	(26,428)
Sales of available-for-sale securities	14,286	11,907	5,298
Change in other assets	(264)	(545)	(197)
Net cash provided (used) by investing activities	(1,204)	2,113	(24,998)
Financing activities			
Borrowings under lines of credit	—	—	2,762
Repayment of lines of credit	—	—	(2,762)
Principal payments on capital lease obligations	(377)	(560)	(541)
Borrowings under notes payable and accrued interest—shareholder	—	—	1,084
Repayments under notes payable and accrued interest—shareholder	—	—	(7,969)
Proceeds from issuances of common stock	15,607	317	35,072
Repurchases of common stock	—	—	(74)
Proceeds from stock options exercised	331	823	282
Net cash provided by financing activities	15,561	580	27,854
Net increase (decrease) in cash and cash equivalents	12,504	(236)	214
Cash and cash equivalents, beginning of year	1,999	2,235	2,021
Cash and cash equivalents, end of year	$14,503	$ 1,999	$ 2,235

See accompanying notes.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Interactive Intelligence, Inc. ("I3" or the "Company") is a leading provider of software-based interaction management solutions designed to automate communications for contact centers, enterprises, and service providers. Based on an open, unified platform, the Interactive Intelligence product line was designed as a flexible and affordable alternative to traditional telecom solutions. The Company's products provide a complete communications solution including PBX (private branch exchange), ACD (automated call distributor), IVR (interactive voice response), unified communications, and Internet and wireless functionality. The Company currently derives substantially all of its revenues from licenses of its Interaction Center platform products and related services.

Principal operations of the Company commenced during 1997. Since then, the Company has established wholly-owned subsidiaries in France and Australia. The Company also currently has branch offices in Japan, Korea, Malaysia, the Netherlands, and the United Kingdom. The Company's products are marketed in North America, Central America, South America, Europe, the Asia/Pacific region, Australia, and South Africa.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

The Company generates software revenues from licensing the right to use its software products and also generates service revenues primarily from ongoing maintenance (post-contract technical support and product upgrades), educational services, and professional services.

Revenue from software license agreements is recognized on shipment of the software if:

- persuasive evidence of an arrangement exists;
- sufficient vendor-specific objective evidence exists to support allocating the total fee to all elements of the arrangement;
- the fee is fixed or determinable; and
- collection is probable.

Shipment is further defined in certain contracts as delivery of the product master or first copy for non-cancelable product licensing arrangements under which the recipient has certain software distribution rights. For these licensing arrangements, software revenues are generally recognized on placement of a binding order, as delivery has previously occurred through possession of a product master and the Company has no further delivery obligations. Revenue from ongoing end-user customer maintenance is recognized ratably over the post-contract support term, which is typically twelve months. Revenue from educational services and professional services is recognized when the services are performed.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Despite management's best effort to establish good faith estimates and assumptions, actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposit with banks and high quality money market instruments.

Investments

The Company's investments, which consist primarily of taxable and tax-exempt corporate and government debt securities, are classified as available-for-sale and stated at fair value. Such investments are recorded at fair value and unrealized gains and losses are recorded as a separate component of equity until realized. Interest income is recorded using an effective interest rate, with associated premium or discount amortized to interest income. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income. Interest and dividends on all securities are included in interest income. The cost of securities sold is based on the specific identification method. Investments are summarized as follows at December 31 *(in thousands)*:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001:				
Short-term Investments				
Corporate Notes	$ 4,235	$23	$ —	$ 4,258
Other Asset Backed Securities	3,359	12	(48)	3,323
Total Short-term Investments	$ 7,594	$35	$(48)	$ 7,581
December 31, 2000:				
Short-term Investments				
Corporate Notes	$ 4,054	$ 1	$ —	$ 4,055
Government Notes	5,152	32	—	5,184
Other Asset Backed Securities	1,471	1	(1)	1,471
Total Short-term Investments	$10,677	$34	$ (1)	$10,710
Long-term Investments				
Other Asset Backed Securities	$ 1,007	$ 5	$ —	$ 1,012
Total Long-term Investments	$ 1,007	$ 5	$ —	$ 1,012

Interest income was approximately $1,193,000 in 2001, $1,173,000 in 2000, and $321,000 in 1999.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

The fair value of financial instruments, including cash and cash equivalents and accounts receivable approximate the carrying values.

Property and Equipment

Property and equipment are stated at cost. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life. Depreciation, which includes amortization on capital leases, is calculated using the straight-line method over the estimated useful lives of the assets.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company does not have any long-lived assets it considers to be impaired.

Advertising

The Company expenses all advertising costs as incurred. Advertising expense for 2001, 2000, and 1999 were $400,000, $632,000, and $257,000.

Research and Development

Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through December 31, 2001, all research and development costs have been expensed.

Stock Options

In accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), the Company uses the intrinsic value method to account for stock options, consistent with the existing rules established by Accounting Principles Board No. 25, *Accounting for Stock Issued to Employees.*

Loss Per Share

Basic loss per share is calculated based on the weighted-average number of outstanding common shares in accordance with Statement of Financial Accounting Standard No. 128, *Earnings per Share.*

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Diluted loss per share is calculated based on the weighted-average number of outstanding common shares plus the effect of dilutive potential common shares. The Company's calculation of diluted net loss per share excludes potential common shares as the effect would be antidilutive. Potential common shares are composed of shares of common stock issuable upon the exercise of stock options.

Comprehensive Income

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). The only item of other comprehensive income (loss) which the Company currently reports is unrealized gains (losses) on marketable securities. Total comprehensive loss for the year ended December 31, 2001 was approximately $9,030,000.

2. PROPERTY AND EQUIPMENT

Property and equipment, including capital leases, are summarized as follows at December 31 (*in thousands*)

	December 31,	
	2001	**2000**
Computer equipment	**$12,994**	$ 9,429
Furniture & fixtures	**1,877**	1,596
Office equipment	**279**	259
Leasehold improvements	**1,493**	932
Software	**2,719**	1,376
Trade show equipment	**332**	256
	19,694	13,848
Less accumulated depreciation	**10,096**	5,459
	$ 9,598	$ 8,389

3. BANK LINES OF CREDIT

The Company currently has an unsecured line of credit with a bank in the amount of $5,000,000 which bears interest at the bank's prime rate (4.75% at December 31, 2001). As of December 31, 2001, the Company had no outstanding balance under the line of credit. This line of credit expires April 29, 2002.

The Company paid approximately $24,000, $71,000, and $625,000 of interest in 2001, 2000, and 1999, respectively.

4. RELATED PARTY TRANSACTIONS

The Company's primary shareholder is a director and 25% shareholder in a telemarketing company that provides both telemarketing and fulfillment services to the Company. The Company paid approximately $198,000 in 2001, $423,000 in 2000, and $263,000 in 1999 for these services to the telemarketing company.

4. RELATED PARTY TRANSACTIONS (Continued)

During most of 2001, the Company held a 19% interest in Interactive Portal, Inc. (Interactive Portal), an application service provider, which offers a wide variety of subscription based, enhanced communications and application services. In October 2001, the Company acquired the remaining 81% ownership of Interactive Portal, not owned by the Company from Donald E. Brown, M.D. (the Company's founder and CEO) and Robert A. Compton (a director of the Company). The purchase price was based on the net book value of Interactive Portal. The Company issued an aggregate of 99,136 shares of its common stock at $5.00 per share to Dr. Brown and Mr. Compton as payment of the purchase price. The acquisition was accounted for as a purchase. The operating results of Interactive Portal are included with those of the Company from the date of acquisition forward. Dr. Brown and Mr. Compton are also entitled to royalties (aggregating 5%) for a period of three years on sales of the Company's Service Interaction Center™ and Communité™ products, which utilize software developed by Interactive Portal. In 2001 the Company paid Interactive Portal approximately $55,000 for various expenses. The following unaudited pro forma results of operations include the results of operations for 2001 and 2000, as if the aforementioned acquisitions had occurred on January 1, 2000 and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2000 and may not be indicative of future operating results. Pro forma information is summarized as follows (*in thousands except per share amounts*):

	2001	2000
	(Unuadited)	
Revenues	$50,148	$38,930
Net loss	$(9,785)	$(6,346)
Basic and diluted net loss per share	$ (0.65)	$ (0.45)

In 2001, the Company entered into a software development agreement and a service contract with NoInk Communications Ltd., a wireless communications software company. NoInk Communications Ltd.'s majority shareholder is a Director of the Company and the Company's founder and CEO is a 10% shareholder of NoInk Communications Ltd. In 2001, the Company paid NoInk Communications Ltd. approximately $100,000 for development work and wireless communication expenses. In 2001, the Company received a software order from NoInk Communications Ltd. for approximately $17,000.

5. SHAREHOLDERS' EQUITY

On September 23, 1999 the Company completed an initial public offering of 3,000,500 shares at an offering price of $13.00 per share, including the underwriters' exercise of its overallotment option to purchase 300,500 shares. The net proceeds to the Company from the public offering and the exercise of the overallotment option by the underwriters, after deducting the underwriting discounts and commissions and offering expenses payable by the Company, were approximately $34.9 million. The Company used approximately $8.1 million of its initial public offering proceeds to repay interest-bearing and non-interest bearing amounts due its principal shareholder.

On January 25, 2001 the Company received an equity investment from Cisco Systems, Inc. The Company sold 515,517 shares of common stock at a price of $29.00 per share, yielding approximately $15,000,000 in cash.

5. SHAREHOLDERS' EQUITY (Continued)

Common Stock Options The Company's Stock Option Plans, adopted in 1995 and 1999, authorize the granting of incentive and nonqualified stock options. The Board of Directors has approved up to an aggregate of 3,900,000 shares for issuance under the 1999 Stock Option Plans. The exercise price of the options must not be less than the fair market value of the common stock for incentive options at the date of grant. Options granted under the 1999 Stock Option Plans generally vest over four years. Options generally become exercisable in equal installments on each of the first through the fourth anniversaries of the date of grant. The term of each option is ten years from the date of grant. However, in the case of an option granted to an employee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company, the term of the option shall be five years from the date of grant. The plans may be terminated by the Board of Directors at anytime. The Board of Directors has also issued 97,500 nonqualified stock options outside of the 1995 and 1999 Stock Option Plans.

During the second quarter of 2001, the Company offered a limited non-compulsory exchange of outstanding employee stock options for new options to be granted under the Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan. The exchange resulted in the voluntary cancellation of options to purchase approximately 218,000 shares of common stock with varying exercise prices ranging from $12.00 to $49.00 per share. The new options for those exchanged were granted at the fair market value of the common stock on November 26, 2001, which was $4.70. Approximately, 216,000 options to purchase common stock were granted on November 26, 2001.

The Company recognized compensation expense of approximately $197,000, $85,000 and $62,000 in 2001, 2000 and 1999, respectively.

Stock Option Activity is summarized as follows:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	2,232,816	$11.03	2,236,904	$ 3.96	2,348,903	$ 1.25
Options granted	1,899,070	11.14	622,875	30.64	599,325	11.25
Options exercised	(247,450)	1.33	(502,451)	1.64	(617,614)	0.46
Options canceled	(696,506)	20.38	(124,512)	19.85	(93,710)	5.72
Options outstanding, end of year	3,187,930	$ 9.81	2,232,816	$11.03	2,236,904	$ 3.96
Option price range at end of year	$0.13 - $50.50		$0.13 - $50.50		$0.13 - $30.75	
Options available for grant at year end	1,728,023		2,995,487		3,522,800	
Weighted average fair value of options granted during the year	$ 9.43		$ 26.14		$ 5.11	

5. SHAREHOLDERS' EQUITY (Continued)

The following table summarizes information about the options outstanding at December 31, 2001:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 0.13-$ 3.00	896,856	5.8 years	$ 1.57	560,376	$ 1.36
$ 4.25-$ 5.99	933,550	9.9 years	$ 5.54	29,801	$ 4.70
$ 6.01-$13.50	651,418	8.4 years	$10.72	161,918	$ 9.77
$13.75-$37.81	644,512	8.7 years	$23.43	107,351	$25.34
$38.75-$50.50	61,594	8.5 years	$42.14	15,845	$42.14

Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively:

- a risk-free interest rate of 5.03%, 5.20%, and 6.00%,
- a volatility factor of 96.8%, 98.2%, and 74.5%,
- a dividend yield of 0% for all years, and
- a weighted-average expected life of the option of 7.5 years for all years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows *(in thousands)*:

	2001	2000	1999
Pro forma net loss	$(13,948)	$(8,154)	$(7,825)
Pro forma loss per share	$ (0.93)	$ (0.58)	$ (0.68)

2000 Employee Stock Purchase Plan In May 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Purchase Plan"). A total of 500,000 shares of common stock has been reserved for issuance under the 2000 Purchase Plan. The 2000 Purchase Plan permits eligible employees to acquire shares of Interactive Intelligence common stock through periodic payroll deductions of up to 20% of their total compensation. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Interactive Intelligence common stock on the first or last business day of the immediately preceding calendar quarter. An employee may set aside no more than $25,000 to purchase shares annually. The initial offering period commenced on April 1, 2000. A total of 76,665 and 9,970 shares were issued in 2001 and 2000, respectively under the 2000 Purchase Plan at an average price of $8.80 in 2001 and $31.80 in 2000.

6. LEASE AGREEMENTS

The Company leases its headquarters facilities under non-cancelable operating lease agreements which expire in April of 2004. In September 1998, the Company entered into a five year lease agreement commencing in March 1999 for 36,797 square feet of office space for its corporate headquarters in Indianapolis, Indiana. In December 1999, the Company amended its original lease agreement to include an additional 8,593 square feet, increasing the total corporate headquarters office space to 45,390 square feet. In April 2001, the Company entered into a non-cancelable lease agreement for a new, 120,000 square foot corporate headquarters building, with a targeted occupation date of April 2003.

The Company had approximately $1,809,000 of primarily computer equipment at December 31, 2000 under a capital lease line. The capital lease line expired in December 2001, was secured by the purchased assets and was also guaranteed by the Company's primary shareholder. The Company did not utilize the lease line in 2001, 2000, or 1999.

Minimum future lease payments under non-cancelable operating leases as of December 31, 2001 are summarized as follows *(in thousands):*

	Operating Leases
2002	$ 1,933
2003	3,428
2004	2,633
2005	2,222
2006	2,010
Thereafter	27,473
Total minimum lease payments	$39,699

The Company also rents office space for sales offices under month-to-month leases and leases with terms generally less than one year. Rent expense was approximately $2,931,000, $2,085,000, and $1,204,000 in 2001, 2000, and 1999, respectively.

7. CONCENTRATION OF CREDIT RISK

Five entities represented 23% of the accounts receivable balance at December 31, 2001. One entity represented 22% and five other entities represented an additional 18% of the accounts receivable balance at December 31, 2000. No entity accounted for 10% or more of revenues in 2001, 2000 or 1999. The Company evaluates the credit worthiness of its customers on a periodic basis. The Company generally does not require collateral.

The Company has two primary suppliers of voice processing boards that are usually necessary for the operation of the Company's software products. If one or both of the primary suppliers become unable or unwilling to continue to manufacture and supply these voice processing boards in the volume, price and technical specifications the Company requires, then the Company would have to solely rely on the other supplier and/or adapt its products to a substitute supplier.

8. 401(K) RETIREMENT SAVINGS PLAN

The Company maintains a 401(k) retirement savings plan to provide retirement benefits for substantially all of its North American employees. Participants in the plan may elect to contribute up to 20% of their annual compensation to the plan, limited to the maximum amount allowed by the Internal Revenue Code. The Company, at its discretion, may make annual contributions to the plan. The Company has made no contributions to the plan through December 31, 2001.

9. INCOME TAXES

SFAS Statement No. 109, *Accounting for Income Taxes*, requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities. The Company has a net operating loss carryforward of approximately $26 million at December 31, 2001 available to offset future taxable income for federal income tax purposes. The carryforward will expire beginning in 2018. Utilization of a portion of the net operating loss carryforward may be limited pursuant to the provisions of Section 382 of the Internal Revenue Code, although further analysis will be required to determine the existence and amount of such limitation. Due to the uncertainty of the realization of the benefits of its favorable tax attributes in the future, the Company has established a valuation allowance against its deferred tax assets as of December 31, 2001 and 2000.

Significant components of the Company's net deferred taxes at December 31 are as follows *(in thousands):*

	2001	2000
Deferred tax assets:		
Net operating loss	$ 10,134	$4,549
Other	2,836	1,979
Total deferred tax assets	12,970	6,528
Valuation allowance	(12,970)	(6,528)
Net deferred taxes	$ —	$ —

The Company did not record any tax benefit for any of the periods presented due to experiencing operating losses since inception.

Income taxes presented in the statement of operations consist of current expense related to foreign operations.

10. SEGMENT DISCLOSURES

Revenues derived from non-North American customers accounted for approximately 21% in 2001, 25% in 2000, and 19% in 1999 of the Company's total revenues.

The Company attributes its revenues to countries based on the country in which the end-user customer is located. No individual non-North American country accounted for 10% of total revenues in 2001, 2000 or 1999. Approximately 15% of the Company's assets are located in foreign countries, of which approximately 8% are located in France.

11. CONTINGENCIES

In June 1999 and September 1999, the Company received letters from a competitor in the call center market claiming that the Company's products utilize technologies pioneered and patented by that competitor. The Company's patent counsel has reviewed all of the patents listed in the letters. Based on the advice of the Company's patent counsel, the Company believes that its products do not infringe any of the patents listed in either letter. The Company has discussed its conclusion with the competitor and has also discussed possible licensing of certain technologies from the competitor. The Company cannot assure you that this matter can be resolved amicably without litigation, or that it will ultimately be able to enter into a licensing arrangement on terms and conditions that would not have a material adverse effect on the Company's business, financial condition or results of operations.

In June 2000 and October 2001, the Company received letters from a competitor in the outbound call center market claiming that the Company's products utilize technologies pioneered and patented by the competitor. These patents were transferred to a different competitor during 2001, which competitor renewed contact with the Company in February 2002, and discussions are now under way between the Company and this competitor. Although the Company's patent counsel has not determined the validity of these patents, the Company is discussing the possible licensing of certain technologies from the competitor. The Company cannot assure you that these claims can be resolved amicably without litigation, or that it will be able to enter into licensing arrangements on terms and conditions that would not have a material adverse effect on the Company's business, financial condition or results of operations.

12. SPECIAL CHARGES

On July 6, 2001 the Company commenced a restructuring program to reduce expenses and improve efficiency due to macro-economic and capital spending issues affecting its industry. In addition to the charge related to restructuring, the Company also incurred a special charge related to the write-down of an impaired asset. The restructuring program was substantially completed by the end of the third quarter of fiscal 2001. As a result of the restructuring program and the impaired asset, the Company recorded special charges in the third quarter of 2001 totaling approximately $1,056,000 which were classified as operating expenses.

The following paragraphs provide information relating to the restructuring charge and asset impairment which were recorded in 2001.

Restructuring Program

The restructuring program consisted of reducing approximately 10% percent of the Company's worldwide workforce and closing certain sales offices. The reduction in staff affected most business functions and geographic regions. The Company recorded a restructuring charge of approximately $456,000, most of which related to severance payments and fringe benefits.

Impairment of Asset

In the third quarter of 2001, due to the decline in business conditions, the Company wrote down its 19% equity investment in Interactive Portal, Inc. The Company recognized a special charge for this write-down in the amount of approximately $600,000. In October 2001, the remaining 81% ownership of the Interactive Portal was purchased as described in Note 4.

13. SUBSEQUENT EVENT

In July 2000, the Company received a letter from Avaya, Inc., a competitor in the call center market, claiming that the Company's products utilize technologies pioneered and patented by them. As a result of subsequent discussions, the Company accrued an appropriate amount for the licensing of certain technologies related to 2001 and prior years in the financial statements for the year ended December 31, 2001. An agreement was finalized and executed in February 2002 and the Company believes the terms and conditions of the licensing arrangement will not have a material adverse effect on the Company's business, financial condition or results of operations.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(in thousands, except per share amounts)

	Year Ended December 31, 2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total revenue	$12,672	$12,716	$11,937	$12,779
Operating loss	(1,948)	(2,969)	(3,412)	(1,548)
Net loss	(1,690)	(2,701)	(3,233)	(1,355)
Net loss per share (basic and fully diluted)	$ (0.11)	$ (0.18)	$ (0.21)	$ (0.09)

	Year Ended December 31, 2000			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total revenue	$ 7,040	$ 8,618	$10,478	$12,460
Operating loss	(1,885)	(1,997)	(1,236)	(423)
Net loss	(1,641)	(1,747)	(996)	(229)
Net loss per share (basic and fully diluted)	$ (0.12)	$ (0.12)	$ (0.07)	$ (0.02)

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Part III

Item 10. Directors and Executive Officers of the Registrant.

Information with respect to Directors set forth under the caption "Election of Directors" and information with respect to any delinquent filers set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 21, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001, are incorporated herein by reference.

Information with respect to Executive Officers is set forth under the caption "Executive Officers of the Registrant" at the end of Part I of this report.

Item 11. Executive Compensation.

Information with respect to remuneration of the Company's officers and Directors set forth under the caption "Executive Compensation" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 21, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Information set forth under the captions "Principal Shareholders" and "Security Ownership of Management" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 21, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001, are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

Information set forth under the caption "Certain Transactions" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 21, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2001, is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

1. Consolidated Financial Statements The following information appears in Item 8 of Part II of this Report:
   - Report of Independent Auditors
   - Consolidated Balance Sheets as of December 31, 2001 and 2000
   - Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999
   - Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the Years Ended December 31, 2001, 2000, and 1999
   - Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999
   - Notes to Consolidated Financial Statements
2. Financial Statement Schedule

   The following financial statement schedule is included in this Report:
   - Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not required, not applicable, or the required information is otherwise shown in the consolidated financial statements or the notes thereto.

3. Reports on Form 8-K

   No reports on Form 8-K were filed by the Company during the quarter ended December 31, 2001.
4. Exhibits

Documents listed below are being filed as exhibits herewith. Documents identified by parenthetical numbers are being incorporated herein by reference and, pursuant to Rule 12b-32 of the General Rules and Regulations promulgated by the Commission under the Securities Exchange Act of 1934, reference is made to such documents as previously filed as exhibits with the Commission.

Exhibit Number		Document
3.1	(1)	Restated Articles of Incorporation of the Company
3.2	(1)	By-Laws of the Company, as amended to date

Exhibit Number		Document
10.1	(1)	*1995 Incentive Stock Option Plan, as amended
10.2	(1)	*1995 Nonstatutory Stock Option Incentive Plan
10.3	(3)	*1999 Stock Option and Incentive Plan, as amended February 22, 2000
10.4	(1)	*Outside Directors Stock Option Plan, as amended
10.5	(1)	Subscription Agreement for Shares of Common Stock between the Company and Dialogic Investment Corporation
10.6	(1)	Strategic Relationship Agreement between the Company and Dialogic Corporation
10.7	(1)	Support Services Agreement between the Company and Dialogic Corporation
10.8	(1)	*(i) Consulting and Employment Agreement between the Company and John R. Gibbs, dated January 2, 1995
	(1)	*(ii) Amendment A, dated May 14, 1999, to Consulting and Employment Agreement between the Company and John R. Gibbs, dated January 2, 1995
10.9	(1)	*Employment Agreement between the Company and Michael E. Ford, dated June 30, 1997
10.10	(1)	*Employment Agreement between the Company and Keith A. Midkiff, dated February 10, 1997
10.11	(1)	*Employment Agreement between the Company and Douglas T. Shinsato, dated May 1, 1998
10.12	(1)	*(i) Employment Agreement between the Company and Jeremiah J. Fleming, dated as of March 1, 1997
	(1)	*(ii) Amendment A, dated May 14, 1999, to Employment Agreement between the Company and Jeremiah J. Fleming, dated as of March 1, 1997
	(10)	*(iii) Letter of Assignment between the Company and Jeremiah J. Fleming, dated as of April 1, 2001
10.13	(1)	*Letter of Assignment between the Company and Michael E. Ford, effective August 1, 1998
10.14	(1)	*Stock Option Agreement between the Company and Donald E. Brown, M.D., dated September 22, 1998
10.15		*Employment Agreement between the Company and David N. Hudson, dated January 20, 2002.
10.16		(i) Office Lease, dated April 1, 2001, between the Company and Duke-Weeks Realty Limited Partnership (Exhibits thereto will be furnished supplementally to the Securities and Exchange Commission upon request.)
		(ii) Lease Modification Agreement, dated September 19, 2001, between the Company and Duke-Weeks Realty Limited Partnership (Exhibits thereto will be furnished supplementally to the Securities and Exchange Commission upon request.)

Exhibit Number		Document
10.17	(8)	(i) Revolving Credit Loan Agreement, dated December 21, 2000, between the Company and KeyBank National Association ("KeyBank"), Revolving Credit Promissory Note made by the Company in favor of Keybank National Association, dated December 21, 2000.
	(10)	(ii) Modification and/or Extension Agreement, dated April 30, 2001, between the Company and KeyBank
10.18	(1)	Consolidated Subordinated Promissory Note made by the Company in favor of Donald E. Brown, M.D., dated May 1, 1999
10.19	(1)	(i) Office Lease, dated September 16, 1998, between the Company and College Park Plaza Associates, Inc.
	(4)	(ii) Lease Modification Agreement, dated December 8, 1999, between the Company and College Park Plaza Associates, Inc.
10.20	(1)	*(i) Employment Agreement between the Company and Michael J. Tavlin, dated June 1, 1999
	(1)	*(ii) Amendment A, dated June 1, 1999, to Employment Agreement between the Company and Michael J. Tavlin, dated June 1, 1999
10.21	(1)	*Stock Option Agreement between the Company and Jon Anton, D.Sc., dated May 26, 1999
10.22	(1)	*Stock Option Agreement between the Company and Michael P. Cullinane, dated May 26, 1999
10.23	(1)	Form of Indemnity Agreement between the Company and each of its directors and executive officers
10.26	(5)	Subscription Agreement, dated as of January 12, 2000, between the Company and Interactive Portal, Inc.
10.27	(5)	*Form of Amendment to Employment Agreement, dated March 15, 2000, between the Company and each of Messrs. John R. Gibbs, Michael E. Ford, Keith A. Midkiff, Douglas T. Shinsato, Jeremiah J. Fleming, and Michael J. Tavlin
10.28	(6)	*Interactive Inteligence, Inc. Employee Stock Purchase Plan
10.29	(7)	*Interactive Intelligence, Inc. 401(k) Savings Plan
10.30	(8)	(i) Subscription Agreement, dated as of November 15, 2000, between the Company and Interactive Portal, Inc.
	(9)	(ii) Amendment to Subscription Agreement, dated as of May 2, 2001, between the Company and Interactive Portal Inc.
10.31		Stock Purchase Agreement dated as of October 1, 2001 by and among the Company and Donald E. Brown, M.D. and Robert A. Compton (Exhibits thereto will be furnished supplementally to the Securities and Exchange commission upon request.)
10.32		Royalty Agreement dated as of October 1, 2001 by and among the Company and Donald E. Brown, M.D.
10.33		Royalty Agreement dated as of October 1, 2001 by and among the Company and Robert A. Compton

Exhibit Number	Document
21	Subsidiaries of the Company
23	Consent of Ernst & Young LLP

* The indicated exhibit is a management contract, compensatory plan or arrangement required to be filed by Item 601 of Regulation S-K.

(1) The copy of this exhibit filed as the same exhibit number to the Company's Registration Statement on Form S-1 (Registration No. 333-79509) is incorporated herein by reference.

(2) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 is incorporated herein by reference.

(3) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 is incorporated herein by reference.

(4) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 is incorporated herein by reference.

(5) The copy of this exhibit filed as the same exhibit number to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by reference.

(6) The copy of this exhibit filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-33734) is incorporated herein by reference.

(7) The copy of this exhibit filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (Registration No. 333-33772) is incorporated herein by reference.

(8) The copy of this exhibit filed as the same exhibit number to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 is incorporated herein by reference.

(9) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 is incorporated herein by reference.

(10) The copy of this exhibit filed as the same exhibit number to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Interactive Intelligence, Inc.
(Registrant)

Date: March 29, 2002

By /s/ KEITH A. MIDKIFF

Keith A. Midkiff
Chief Financial Officer, Secretary, and Treasurer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE
/s/ DONALD E. BROWN, M.D. Donald E. Brown, M.D.	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2002
/s/ JOHN R. GIBBS John R. Gibbs	Executive Vice President of Administration and Corporate Development and Director	March 29, 2002
/s/ KEITH A. MIDKIFF Keith A. Midkiff	Chief Financial Officer, Secretary, and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 29, 2002
/s/ PHILLIP A. BOUNSALL Phillip A. Bounsall	Director	March 29, 2002
/s/ ROBERT A. COMPTON Robert A. Compton	Director	March 29, 2002
/s/ SAMUEL F. HULBERT, PH.D. Samuel F. Hulbert, Ph.D.	Director	March 29, 2002

Schedule II—Valuation and Qualifying Accounts
Interactive Intelligence, Inc. and Subsidiaries

Description	Balance at Beginning of Period	Additions		Deductions—Describe	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts—Describe		
Year ended December 31, 1999					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	$272,000	$192,000	—	$ 27,000(1)	$437,000
Year ended December 31, 2000					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	437,000	383,000	—	189,000(1)	631,000
Year ended December 31, 2001					
Reserves and allowances deducted from asset accounts:					
Allowance for doubtful accounts	631,000	744,000	—	698,000(1)	677,000

(1) Uncollectible accounts written off, net of recoveries.

Solid Technology to Power the World of Business Interaction

Since 1994 Interactive Intelligence has thought ahead to give businesses technology that offers them vision. In doing so, the suite of products we've built atop our elegant software platform not only anticipate technological advancements and changing business practices, they allow our customers to stay ahead of the challenges of an Interactive Economy.

1994

1994: Interactive Intelligence opens its doors, begins research and development of the multi-channel **Interaction Center Platform™** event-processing technology.

1997: Customer Interaction Center™

Scaled for contact centers, CIC easily handles inbound, outbound, and blended interactions including phone calls, faxes, e-mails, Web chats and call-back requests, VoIP calls and CRM-based screen pops, all with skills-based routing, real-time monitoring and much more.

CIC
CUSTOMER INTERACTION CENTER
THE ORBITAL CENTER OF CUSTOMER INTERACTION

1997: Interactive Intelligence goes global, opens European office in Aix-en-Provence, France.

1998: Interaction Dialer™



Interaction Dialer
INTERACTIVE INTELLIGENCE

With a predictive algorithm that works with any number of contact center agents, the Dialer add-on component offers outbound predictive dialing, multi-site campaign management, call blending, outbound IVR, reporting and supervision, and easy authoring of call-handling scripts.

1998: Interaction Recorder® released
The New Approach to Call Recording, Storage and Management

1998: Interaction Director™ released
Smart Software that Tells Your Calls Where to Go

1999: Initial Public Offering, one of Red Herring's Top 100 Technology IPOs of 1999

1999: e-FAQ™

e-FAQ: The Around the Clock Business Decongestant

The e-FAQ auto response software answers frequently asked questions via e-mail and the Web, supports self-service Web environments with escalation to live help, and simplifies Q&A authoring and knowledge management with its easy to use *Knowledge Manager™* graphical interface.

1999: Service Interaction Center™ released
The Comprehensive Interaction Management Solution for Service Providers

2000: Enterprise Interaction Center®



Enterprise Interaction Center
INTERACTIVE INTELLIGENCE

Made for customer-driven organizations, EIC provides an alternative to traditional telephone systems with Web and phone-based features for auto attendant, voice mail, unified messaging, desktop faxing, music on hold, e-mail processing and other enhanced customer service tools.

2000: Customer No. 500!

2001

2001: Mobilité™

Mobilité
The Path to Mobile Business Applications

Mobilité enables organizations to create, deploy, administer and update their own "anytime, anywhere" Business Class wireless applications for BlackBerry, Palm Pilot, and Pocket PC PDAs to access databases, mainframes, CRM/ERP applications and LDAP directories among a variety of back-end IT systems.

2001: Interaction Multi Site®
Bringing Multi-location Operations Together

2001: Communité™

Communité
The Ultimate Buzz in Unified Communications

The Communité unified communications solution pairs unified messaging—voice mails, e-mails and faxes—with advanced features for find-me/follow-me, call screening, presence management and other messaging functions, easily scaling to tens of thousands of users via its powerful architecture and LDAP capabilities.

2001: Wireless Interaction Client™
Put the Interaction Client on Your Wireless Device

2002

2002: Vocalité™

VOCALITE
IVR That Adapts to Your Environment

Vocalité spells enhanced Interactive Voice Response for customer self-service. IVR channels to interact with organizations range from inbound, outbound and DTMF (Touch-tone) calling to natural language speech input, along with Text-to-Speech (TTS) and multi-lingual capabilities.

2002: Customer No. 1,000!

2002: Session Initiation Protocol (SIP) functionality added to Interaction Center Platform, making a great platform even better.

Corporate and SEC Counsel

Baker & Daniels
300 North Meridian, Suite 2700
Indianapolis, Indiana 46204

Intellectual Property Counsel

Woodard, Emhardt, Naughton,
Moriarity & McNett
111 Monument Circle, Suite 3700
Indianapolis, Indiana 46204

Auditors

Ernst & Young LLP
111 Monument Circle
PO Box 44972
Indianapolis, Indiana 46204

Annual Meeting of Shareholders

The Company's Annual Meeting will be held at 4:00 p.m. on Tuesday, May 21, 2002 at the Embassy Suites North, 3912 Vincennes Road, Indianapolis, Indiana 46268, 317.872.7700.

Transfer Agent and Registrar

Wells Fargo Shareowner Services
Attn: Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139
Phone 800.468.9716

The Common Stock of Interactive Intelligence is traded on The NASDAQ Stock Market under the symbol ININ.

Investor Relations

Investor Relations literature and information: 317.872.3000 ext. 7

Investor information is also included on Interactive Intelligence's Web site at www.ININ.com.

If you have questions or comments, please write, call or send an electronic message via the internet to:

Investor Relations

Interactive Intelligence Inc.
8909 Purdue Road, Suite 300
Indianapolis, IN 46268

317.872.3000 ext. 7 Voice
317.872.3000 Fax

investorrelations@ININ.com

Offices

World Headquarters

Interactive Intelligence
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268
317.872.3000 Voice and Fax
www.ININ.com

Europe, Middle East and Africa

Interactive Intelligence
580 Avenue. Wolfgang Amadeus Mozart
13100, Aix-en-Provence, France
+011 33.4.4291.0910 Voice and Fax

HQ Global Workplaces
8 The Square
Stockley Park
Heathrow, Uxbridge, England

P/A Transvision
Gebouw Leeuwensteyn
Jaarbeursplein 15
Utrecht, 3521 AM, The Netherlands

Ludwigstr 8
61348 Bad Homburg, Germany

Asia Pacific

Interactive Intelligence
Suite 24.3, Level 24 Menara IMC
8 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
+603.2715 3333 Voice
+603.2715 3343 Fax

Suite 1503, Level 15,
275 Alfred St.,
North Sydney, NSW
2060, Australia

30th Fl ASEM Tower
159-1 Samsung-Dong
Kangnam-Ku
Seoul 135-798
Korea

TANGO33 Building 2F
3-25-11 Higashi
Shibuya-ku, Tokyo
150-0011 Japan

Development & Technical Support Labs

5927 Priestly Drive Suite 101
Carlsbad, California 92008

600 Fairway Drive Suite 201
Deerfield Beach, Florida 33441

North America Eastern Region Sales Offices

12020 Sunrise Valley Drive, Suite 100
Reston, Virginia 20191

5697 Bellville Way
Norcross, Georgia 30092

20 Paine District Road
Woodstock, Connecticut 06281

601 Trollingwood Court
York, South Carolina 29745

2265 Roswell Road
Marietta, Georgia 30062

North America Central Region Sales Offices

12444 Powerscourt, Suite 300
St. Louis, Missouri 63131

8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

333 Washington Avenue North, Suite 316
Minneapolis, Minnesota 55401

510 S Batavia Ave, Suite 200
Batavia, Illinois 60563

1404 West Dickens
Chicago, Illinois 60614

North America Western Region Sales Offices

1228 15th Street, Suite 212
Denver, Colorado 80202

6 Venture, Suite 100
Irvine, California 92618

1315 Forest Hills Court
Southlake, Texas 76092

543 Country Club Drive, Suite B-112
Simi Valley, California 93065

10900 NE 4th Street, Suite 2300
Bellevue, Washington 98004

50 California Street, Suite 1500
San Francisco, California 94111

Latin America

100 Kings Pointe Drive, Suite 1408
North Miami Beach, Florida 33160

Selected Consolidated Financial Data

Consolidated Statement of Operations Data *(In thousands except per share data)*

Year ended December 31	2001	2000	1999	1998	1997
Revenues:					
Software	$ 33,547	$ 28,121	$ 14,231	$ 7,662	$ 1,265
Services	16,557	10,475	4,850	1,349	325
Total revenues	50,104	38,596	19,081	9,011	1,590
Costs and expenses:					
Costs of software	994	540	194	59	38
Costs of services	13,362	10,118	5,728	3,381	1,258
Sales and marketing	22,167	17,486	10,175	6,623	2,519
Research and development	15,616	10,835	6,967	4,065	2,118
General and administrative	6,786	5,158	2,773	1,407	742
Special charges	1,056	—	—	—	—
Total costs and expenses	59,981	44,137	25,837	15,535	6,675
Operating loss	(9,877)	(5,541)	(6,756)	(6,524)	(5,085)
Interest income (expense), net	1,169	1,108	(361)	(868)	(361)
Loss before income taxes	(8,708)	(4,433)	(7,117)	(7,392)	(5,446)
Income taxes	271	180	—	—	—
Net loss	$ (8,979)	$ (4,613)	$ (7,117)	$ (7,392)	$ (5,446)
Basic and diluted net loss per share	$ (0.60)	$ (0.33)	$ (0.62)	$ (0.84)	$ (0.71)
Shares used in per share computation	15,058	14,171	11,469	8,816	7,642

Consolidated Balance Sheet Data *(In thousands)*

	2001	2000	1999	1998	1997
Cash and cash equivalents	$ 14,503	$ 1,999	$ 2,235	$ 2,021	$ 390
Cash and cash equivalents and investments	22,084	13,721	23,365	2,021	390
Working capital (deficit)	17,613	10,497	10,709	1,731	(1,575)
Total assets	42,509	33,651	32,370	8,239	3,141
Long-term debt	—	—	377	9,490	5,872
Total shareholders equity (deficit)	28,275	20,805	24,155	(5,154)	(6,217)

Board of Directors

Donald E. Brown, M.D. †
Chairman of the Board, President and Chief Executive Officer

Phillip A. Bounsall ‡
Chief Financial Officer, Brightpoint, Inc.

Robert A. Compton †‡
Former President, Neurological Technologies Division of Medtronic, Inc. and former President and Chief Operating Officer of Sofamor Danek Group, Inc.

John R. Gibbs †
Executive Vice President of Administration and Corporate Development

Samuel F. Hulbert, Ph.D. ‡
President, Rose-Hulman Institute of Technology

† Member Executive Committee
‡ Member Audit & Compensation Committees

Officers

Donald E. Brown, M.D.*
President and Chief Executive Officer

John R. Gibbs*
Executive Vice President of Administration and Corporate Development

Jeremiah J. Fleming*
Executive Vice President of Sales, The Americas and Europe, Middle East and Africa

Keith A. Midkiff*
Chief Financial Officer, Corporate Secretary and Treasurer

Michael E. Ford*
Vice President of Operations, Europe, Middle East and Africa

David N. Hudson*
Vice President of Sales, Asia Pacific

Pamela J. Hynes
Vice President of Client Services, The Americas and Europe, Middle East and Africa

Joseph M. Adams
Vice President of Market Development

Michael D. Gagle, Ph.D.
Chief Scientist

*Denotes executive officer

This annual report to shareholders includes a complete copy of the Company's annual report Form 10-K, excluding exhibits. Copies of exhibits may be obtained, upon written request of any shareholder of the Company to the Chief Financial Officer.

This report contains certain forward-looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: rapid technological changes in the industry, volatility in the market price of the company's common stock; the company's ability to achieve profitability, to manage successfully its growth and increasingly complex third party relationships, to maintain successful relationships with its current and any new resellers, to maintain and improve its current products and to develop new products and to protect its proprietary rights adequately; and other factors described in the company's SEC filings, including the company's latest annual report on Form 10-K and its quarterly reports on Form 10-Q.



INTERACTIVE INTELLIGENCE®

WORLD HEADQUARTERS
8909 Purdue Road, Suite 300
Indianapolis, IN 46268 USA
317.872.3000 voice and fax

www.ININ.com